

INVESTED 529 PLAN

# Annual Report

DECEMBER 31, 2020

|  | Ticker |
|---|---|
| InvestEd 90 Portfolio (formerly InvestEd Aggressive Portfolio) | WAGPX |
| InvestEd 80 Portfolio | WAAJX |
| InvestEd 70 Portfolio (formerly InvestEd Growth Portfolio) | WAGRX |
| InvestEd 60 Portfolio (formerly InvestEd Balanced Portfolio) | WBLAX |
| InvestEd 50 Portfolio | WAAHX |
| InvestEd 40 Portfolio (formerly InvestEd Conservative Portfolio) | WICAX |
| InvestEd 30 Portfolio | WAAGX |
| InvestEd 20 Portfolio (formerly InvestEd Income Portfolio) | WICPX |
| InvestEd 10 Portfolio | WAAFX |
| InvestEd 0 Portfolio (formerly InvestEd Fixed Income Portfolio) | WFXPX |

This report is submitted for the general information of the shareholders of InvestEd Portfolios. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current InvestEd Portfolios prospectus along with the InvestEd Program Overview and Ivy InvestEd 529 Plan Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the Ivy InvestEd 529 Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.



Philip J. Sanders, CFA

**Dear Shareholder,**

Markets in 2020 were, to use an overused word, unprecedented. In a matter of months, we witnessed economic and market moves that typically take an entire market cycle of many years to unfold. To start the fiscal year, financial markets had been positive as political conflicts, trade uncertainty and global economic growth concerns waned. However, that upward trajectory suddenly reversed in late February and markets declined in response to two exogenous shocks: the COVID-19 pandemic and the collapse in energy markets. The COVID-19 pandemic caused one of the most rapid and dramatic global economic downturns in history. The U.S. stock markets dropped approximately 35% from peak in February to trough in late March. Global economic activity hit a full stop around the world, as countries and businesses implemented plans to isolate and protect each other. Remarkably, within about 30 days, we moved from a relatively strong domestic economy with financial market indexes hitting record highs, to a global recession.

Governments and central banks took strong steps to mitigate the economic blow of social distancing. Monetary policy response was broader and more rapid than at any other time in history. Global central banks enacted aggressive stimulus through lower interest rates, quantitative easing (QE) and liquidity provisions, with some developing countries implementing QE for the first time. The U.S. Federal Reserve's (Fed) response included a broad array of policy measures and an unprecedented pace of QE. Fourth quarter 2020 economic data showed the global economy had a very strong rebound. Since the March 23 trough, the S&P 500 Index stabilized and experienced a rapid bounce back. As of fiscal year end, the Index was up 18.40%.

Going forward, we believe there are reasons for optimism as we enter 2021. COVID-19 vaccines are being distributed around the world and record amounts of stimulus continue to support the global economic recovery. This optimism is reflected in our outlook for global growth in 2021, which we believe will return to pre-pandemic levels sooner than expected, driven in part by pent-up demand. We anticipate 2021 U.S. economic GDP growth will average 6.2%, fueled in part by a resurgence in consumption as pandemic-related constraints wane. With President Joe Biden and his administration taking the reins of power in Washington, we anticipate policy changes on several fronts. We expect an additional stimulus package that includes additional checks to individuals, an extension of emergency unemployment benefits and help for state and local governments. Later in the year, we anticipate broader legislation to pass that could include a number of spending initiatives, including an infrastructure plan with a focus on green initiatives. We also expect the legislation to include higher taxes for businesses and high-income earners.

As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and company business models when making investment decisions. Those fundamentals historically have tended to outweigh external factors. In today's environment, we believe there are many high-quality businesses offering attractive entry points and cyclicals that will likely be key beneficiaries as economies continue to recover. Importantly, through this uncertain time, we remain focused on the innovation and management skill within individual companies, the ultimate drivers of long-term stock prices.

## Economic Snapshot

|  | 12/31/2020 | 12/31/2019 |
|---|---|---|
| S&P 500 Index | 3,756.07 | 3,230.78 |
| MSCI EAFE Index | 2,147.53 | 2,036.94 |
| 10-Year Treasury Yield | 0.93% | 1.92% |
| U.S. unemployment rate | 6.7% | 3.6% |
| 30-year fixed mortgage rate | 2.67% | 3.74% |
| Oil price per barrel | $ 48.52 | $ 61.14 |

*Sources: Bloomberg, U.S. Department of Labor, MBA, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

*Philip J Sanders*

Philip J. Sanders, CFA
President

**The opinions expressed in this letter are those of the President of the InvestEd Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

# MANAGEMENT DISCUSSION

(UNAUDITED)



Chace Brundige



Aaron Young



W. Jeffery Surles

*Below, Chace Brundige, CFA, W. Jeffery Surles, CFA and Aaron Young, portfolio managers of the InvestEd Portfolios, discuss positioning, performance and results for the fiscal year ended December 31, 2020. Mr. Brundige, who has 27 years of industry experience, has managed the InvestEd Portfolios since June 2016. Mr. Young, who has 15 years of industry experience, has managed the Portfolios since October 2016. Mr. Surles, who has 19 years of industry experience, has managed the Portfolios since April 2018. On September 1, 2020, the Ivy InvestEd 529 Plan was changed to improve the investment options available under the plan. This change included an increase in the number of InvestEd Portfolios (age-based and static options) offered. Since 2017, the plan was comprised of six portfolios (aggressive, balanced, conservative, fixed-income, growth and income). Effective September 1, 2020, the six portfolios were renamed and their blended benchmarks were changed (as indicated below) and four new portfolios were added (InvestEd 10, InvestEd 30, InvestEd 50, InvestEd 80). Performance information presented below for the four new funds is for the four-month period since their inception on September 1, 2020. The addition of these portfolios brings the total number to 10 (InvestEd 0, InvestEd 10, InvestEd 20, InvestEd 30, InvestEd 40, InvestEd 50, InvestEd 60, InvestEd 70, InvestEd 80 and InvestEd 90).*

## Fiscal Year Performance

For the 12 Months Ended December 31, 2020

### InvestEd 90 Portfolio *(formerly InvestEd Aggressive Portfolio)*

| | |
|---|---|
| Including Sales Charge | 13.00% |
| Without Sales Charge | 15.87% |
| Blended Benchmark(s)* and Morningstar Category | |

| | |
|---|---|
| Current Blended Benchmark: 57% Russell 3000 Index + 33% MSCI ACWI ex USA IMI Index + 8% Bloomberg Barclays U.S. Universal Index + 2% Bloomberg Barclays 1-3 Year Gov/Credit Index | 16.50% |
| Former Blended Benchmark: 61% Russell 3000 Index + 29% MSCI ACWI ex USA NR USD Index + 10% Bloomberg Barclays U.S. Universal Index | 16.82% |
| Morningstar Allocation – 85%+ Equity Category Average | 15.41% |

### InvestEd 80 Portfolio

| | |
|---|---|
| Including Sales Charge | 5.56% |
| Without Sales Charge | 8.30% |
| Blended Benchmark(s) and Morningstar Category | |

| | |
|---|---|
| 52% Russell 3000 Index + 28% MSCI ACWI ex USA IMI Index + 16% Bloomberg Barclays U.S. Universal Index + 4% Bloomberg Barclays 1-3 Year Gov/Credit Index | 15.78% |
| Morningstar Allocation – 70% to 85% Equity Category Average | 13.51% |

### InvestEd 70 Portfolio *(formerly InvestEd Growth Portfolio)*

| | |
|---|---|
| Including Sales Charge | 10.83% |
| Without Sales Charge | 13.71% |
| Blended Benchmark(s)* and Morningstar Category | |

| | |
|---|---|
| Current Blended Benchmark: 46% Russell 3000 Index + 24% Bloomberg Barclays U.S. Universal Index + 24% MSCI ACWI ex USA IMI Index + 6% Bloomberg Barclays 1-3 Year Gov/Credit Index | 14.90% |
| Former Blended Benchmark: 51% Russell 3000 Index + 24% MSCI ACWI ex USA NR USD Index + 19% Bloomberg Barclays U.S. Universal Index + 6% Bloomberg Barclays U.S. Gov/Credit 1-5 Year Index | 15.46% |
| Morningstar Allocation – 70% to 85% Equity Category Average | 13.51% |

### InvestEd 60 Portfolio *(formerly InvestEd Balanced Portfolio)*

| | |
|---|---|
| Including Sales Charge | 9.85% |
| Without Sales Charge | 12.66% |
| Blended Benchmark(s)* and Morningstar Category | |

| | |
|---|---|
| Current Blended Benchmark: 40% Russell 3000 Index + 31% Bloomberg Barclays U.S. Universal Index + 20% MSCI ACWI ex USA IMI Index + 9% Bloomberg Barclays 1-3 Year Gov/Credit Index | 13.91% |

(UNAUDITED)

| | |
|---|---|
| Former Blended Benchmark: 42% Russell 3000 Index + 31% Bloomberg Barclays U.S. Universal Index + 18% MSCI ACWI ex USA NR USD Index + 9% Bloomberg Barclays U.S. Gov/Credit 1-5 Year Index | 14.14% |
| Morningstar Allocation – 50% to 70% Equity Category Average | 11.72% |

### InvestEd 50 Portfolio

| | |
|---|---|
| Including Sales Charge | 2.63% |
| Without Sales Charge | 5.30% |
| Blended Benchmark(s) and Morningstar Category | |
| 39% Bloomberg Barclays U.S. Universal Index + 34% Russell 3000 Index + 16% MSCI ACWI ex USA IMI Index + 11% Bloomberg Barclays 1-3 Year Gov/Credit Index | 12.91% |
| Morningstar Allocation – 50% to 70% Equity Category Average | 11.72% |

### InvestEd 40 Portfolio *(formerly InvestEd Conservative Portfolio)*

| | |
|---|---|
| Including Sales Charge | 7.55% |
| Without Sales Charge | 10.29% |
| Blended Benchmark(s)* and Morningstar Category | |
| Current Blended Benchmark: 46% Bloomberg Barclays U.S. Universal Index + 27% Russell 3000 Index + 14% Bloomberg Barclays 1-3 Year Gov/Credit Index + 13% MSCI ACWI ex USA IMI Index | 11.71% |
| Former Blended Benchmark: 46% Bloomberg Barclays U.S. Universal Index + 29% Russell 3000 Index + 14% Bloomberg Barclays U.S. Gov/Credit 1-5 Year Index + 11% MSCI ACWI ex USA NR USD Index | 12.04% |
| Morningstar Allocation – 30% to 50% Equity Category Average | 8.86% |

### InvestEd 30 Portfolio

| | |
|---|---|
| Including Sales Charge | 0.68% |
| Without Sales Charge | 3.30% |
| Blended Benchmark(s) and Morningstar Category | |
| 48% Bloomberg Barclays U.S. Universal Index + 22% Bloomberg Barclays 1-3 Year Gov/Credit Index + 20% Russell 3000 Index + 10% MSCI ACWI ex USA IMI Index | 10.24% |
| Morningstar Allocation – 30% to 50% Equity Category Average | 8.86% |

### InvestEd 20 Portfolio *(formerly InvestEd Income Portfolio)*

| | |
|---|---|
| Including Sales Charge | 4.83% |
| Without Sales Charge | 7.49% |
| Blended Benchmark(s)* and Morningstar Category | |
| Current Blended Benchmark: 46% Bloomberg Barclays U.S. Universal Index + 34% Bloomberg Barclays 1-3 Year Gov/Credit Index + 15% Russell 3000 Index + 5% MSCI ACWI ex USA IMI Index | 8.74% |
| Former Blended Benchmark: 44% Bloomberg Barclays U.S. Universal Index + 31% Bloomberg Barclays U.S. Gov/Credit 1-5 Year Index + 19% Russell 3000 Index + 6% MSCI ACWI ex USA NR USD Index; | 9.92% |
| Morningstar Allocation – 15% to 30% Equity Category Average | 7.29% |

### InvestEd 10 Portfolio

| | |
|---|---|
| Including Sales Charge | -1.36% |
| Without Sales Charge | 1.20% |
| Blended Benchmark(s) and Morningstar Category | |
| 45% Bloomberg Barclays U.S. Universal Index + 45% Bloomberg Barclays 1-3 Year Gov/Credit Index + 8% Russell 3000 Index + 2% MSCI ACWI ex U.S.A. IMI Index | 7.04% |
| Morningstar Allocation – 15% to 30% Equity Category Average | 7.29% |

### InvestEd 0 Portfolio *(formerly InvestEd Fixed Income Portfolio)*

| | |
|---|---|
| Including Sales Charge | 1.35% |
| Without Sales Charge | 3.91% |

(UNAUDITED)

| Blended Benchmark(s)* and Morningstar Category | |
| --- | --- |
| Current Blended Benchmark: 75% Bloomberg Barclays 1-3 Year Gov/Credit Index + 25% Bloomberg Barclays U.S. Universal Index | 4.39% |
| Former Blended Benchmark: 75% Bloomberg Barclays U.S. Gov/Credit 1-5 Year Index + 25% Bloomberg Barclays U.S. Universal Index | 5.43% |
| Morningstar Short-Term Bond Category Average | 3.81% |
| **Benchmarks** | |
| Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index (generally reflects the performance of securities representing the bond market with greater than one and less than three years until maturity) | 3.33% |
| Bloomberg Barclays 1-5 Year U.S. Gov/Credit Index (generally reflects the performance of securities representing the bond market with greater than one and less than five years until maturity) | 4.71% |
| Bloomberg Barclays U.S. Universal Index (generally reflects the performance of USD-denominated, taxable bonds that are rated either investment grade or high-yield.) | 7.58% |
| MSCI ACWI ex USA IMI Index (generally reflects the performance of large-, mid- and small-capitalization stocks across developed and emerging markets, excluding the U.S.) | 11.12% |
| MSCI ACWI ex USA NR USD Index (generally reflects the performance of large- and mid-capitalization stocks across developed and emerging markets, excluding the U.S.) | 10.65% |
| Russell 3000 Index (generally reflects the performance of large-capitalization U.S. stocks) | 20.89% |

*\* Effective September 1, 2020, the Portfolio changed its benchmark from the Former Blended Benchmark to the Current Blended Benchmark.*

*For additional performance information for each Portfolio, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Portfolio found in this report.*

*Please note that the Portfolio returns include applicable investment fees and expense, whereas the index returns do not include any such fees. Portfolio performance discussed below excludes applicable sales charge. Because each Portfolio typically invests in a variety of mutual funds that invest in multiple asset classes, we compare each Portfolio's results to multiple benchmark indexes. The performance discussed below is at net asset value.*

## Year in review

Markets plunged in the first quarter of 2020 in response to the economic destruction and tremendous uncertainty of a pandemic that was not only deadly but thrust tens of millions of Americans suddenly into unemployment, leading to a severe economic recession. But the market rebound from March 2020 lows was nearly just as sudden in response to vast amounts of monetary and fiscal stimulus, launched by policymakers with a speed and magnitude that has never been seen before in the history of markets — with over two trillion dollars of fiscal stimulus, a federal funds rate cut to zero, and a near doubling of the Federal Reserve's (Fed) balance sheet representing an increase of three trillion dollars. While U.S. gross domestic product growth fell over 30% in the first quarter, it later rebounded by 30% in the third quarter as fiscal and monetary stimulus kicked in and hope soared that effective vaccines would soon be readily available. Interest rates fell precipitously in the beginning of the year and generally remained at low levels, credit spreads compressed to pre-COVID tights, and equity markets rallied. After having experienced more than a 30% year-to-date loss at the lows in March, the Russell 3000 Index gained over 75% off its lows to finish with a total return in excess of 20%, on a year-to-date basis as of December 31, 2020.

The InvestEd Portfolios finished the measurement period with robust, positive returns. The broad strength across asset classes was reflected by the Portfolios' benchmarks. The U.S. equity benchmark return exceeded 20% and the international equity benchmark (MSCI ACWI ex USA Investable Market Index) return exceeded 11%. Fixed-income returns were also positive on the period as interest rates declined significantly across the yield curve and corporate credit spreads narrowed. The shorter-term fixed income benchmark return was greater than 3% and the longer-term fixed income benchmark return exceeded 7% on the year. Although the InvestEd Portfolios experienced strong, positive returns on the year and outperformed on the downside, on a relative basis at year-end, the Portfolios underperformed their blended policy benchmarks. The performance of the Portfolios reflected the mix of returns in the underlying funds during the period and their allocation weightings. There were two significant drivers of this relative underperformance. First, the Portfolios took less duration and credit risk than the benchmarks in fixed-income securities in a very unusual environment where interest

rates declined precipitously while credit spreads narrowed. Second, within equity, the most significant detractors were that value and income styles underperformed core benchmarks. While these Portfolio attributes led to outperformance versus the benchmarks at market lows, the Portfolios modestly underperformed at the year's end.

## Changes to exposure

Throughout 2020, the Portfolios maintained allocation targets at the midpoint of their target ranges with respect to both the fixed income and equity asset classes. Within each asset class, the Portfolios undertook only modest changes in the underlying mix of funds during the period in order to manage exposures commensurate with the investment objectives of the Portfolios.

The Ivy InvestEd 529 Plan also undertook some important changes that went into effect on September 1, 2020. The number of InvestEd Portfolios increased from six to 10 and portfolio benchmarks also changed slightly. The InvestEd Portfolios have been renamed based on the long-term target equity allocation percentage in each Portfolio, which has a 10% step down across each Portfolio. Two exchange-traded funds (ETFs) and three Ivy Funds were added as new underlying investment options within the InvestEd Portfolios (age-based and static options).

The increase in the number of Portfolios from six to 10 was designed to enhance the static investment options as well as to enhance the glide path of the InvestEd Portfolios' age-based option. The term "glide path" refers to a decrease in investment risk as the designated beneficiary ages. The primary mechanism for decreasing risk in the glide path is to gradually decrease the percentage of equity allocation in a Portfolio while increasing the fixed-income allocation. The increase in the number of Portfolios across the glide path has a smoothing effect, with less reinvestment risk associated with transitioning from one Portfolio to the next.

## Outlook

In 2020, new scientific methods and technologies led to the creation of multiple vaccines that appear to be highly effective. As populations are inoculated and as low interest rates and trillions of dollars of stimulus continue to work their way through the U.S. economy, activity is expected to continue its upward trajectory toward more normal levels in 2021 with the domestic labor market expected to reach "full employment" by 2022, buoying equity earnings estimates. And while equity and fixed-income valuations are demanding, fiscal stimulus is expected to continue, adding to the pro-cyclical impulse.

Additionally, the Fed has indicated a willingness to maintain accommodative monetary policy until a "persistent" and "significant" increase in inflation is observed, likely alleviating upward pressure that might otherwise exist for interest rates. However, a myriad of risk factors remain, as always. Among these risks include the risk of inflation and valuation compression in securities markets that have already priced into much of this good news.

Given this balanced outlook, the Portfolios are positioned with anticipated total risk exposures near benchmark levels. Equity allocations are approximately neutral with respect to geography, industry and styles such that the most significant driver of our relative equity returns should be our underlying active managers' ability to add value through security selection.

The Portfolios remain allocated to slightly shorter-duration fixed-income securities in an environment that could pose asymmetric risks for longer dated fixed-income instruments should inflationary pressures and, therefore, interest rates rise. Additionally, the Portfolios are modestly allocated to higher quality fixed-income securities that may offer a diversification benefit to the equity allocation should markets experience a risk-off scenario.

**Past performance is not a guarantee of future results. As with any mutual fund, the value of each Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolios' prospectus.**

**The ability of a Portfolio to meet its investment objective depends both on the allocation of its assets among the underlying funds and the ability of those funds to meet their respective investment objectives. Each Portfolio's share price will likely change daily based on the performance of the underlying funds in which it invests. In general, a Portfolio is subject to the same risks as those of the underlying funds it holds.**

**The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of any of the InvestEd Portfolios.**

(UNAUDITED)



^Current Blended Benchmark is computed using a combination of 57% Russell 3000 Index + 33% MSCI ACWI ex U.S.A. IMI Index + 8% Bloomberg Barclays U.S. Universal Index + 2% Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index.

^^Former Blended Benchmark is computed using a combination of 10% Bloomberg Barclays U.S. Universal Index + 29% MSCI ACWI ex U.S.A. Index + 61% Russell 3000 Index.

+A benchmark change was effective on September 1, 2020. IICO believes that this benchmark is more reflective of the types of securities that the Portfolio invests in. Both the Current Blended Benchmark and the Portfolio's Former Blended Benchmark are included for comparison purposes.



^Current Blended Benchmark is computed using a combination of 52% Russell 3000 Index + 28% MSCI ACWI ex U.S.A. IMI Index + 16% Bloomberg Barclays U.S. Universal Index + 4% Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index.

See footnotes on page 13.

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT  INVESTED PORTFOLIOS



| | |
|---|---|
| Ivy InvestEd 70 Portfolio[1] | $22,675 |
| Current Blended Benchmark^+ | $23,294 |
| Former Blended Benchmark^^+ | $24,306 |
| Russell 3000 Index | $36,407 |
| MSCI ACWI ex U.S.A. IMI Index | $16,374 |
| Bloomberg Barclays U.S. Universal Index | $15,036 |
| Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index | $11,715 |
| MSCI ACWI ex U.S.A. Index | $16,163 |
| Bloomberg Barclays 1-5 Year U.S. Gov/Credit Index | $12,415 |

^Current Blended Benchmark is computed using a combination of 46% Russell 3000 Index + 24% MSCI ACWI ex U.S.A. IMI Index + 24% Bloomberg Barclays U.S. Universal Index + 6% Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index.

^^Former Blended Benchmark is computed using a combination of 6% Bloomberg Barclays 1-5 Year U.S. Gov/Credit Index + 19% Bloomberg Barclays U.S. Universal Index + 24% MSCI ACWI ex U.S.A. Index + 51% Russell 3000 Index.

+A benchmark change was effective on September 1, 2020. IICO believes that this benchmark is more reflective of the types of securities that the Portfolio invests in. Both the Current Blended Benchmark and the Portfolio's Former Blended Benchmark are included for comparison purposes.



| | |
|---|---|
| Ivy InvestEd 60 Portfolio[1] | $19,870 |
| Current Blended Benchmark^+ | $21,901 |
| Former Blended Benchmark^^+ | $22,312 |
| Russell 3000 Index | $36,407 |
| Bloomberg Barclays U.S. Universal Index | $15,036 |
| MSCI ACWI ex U.S.A. IMI Index | $16,374 |
| Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index | $11,715 |
| Bloomberg Barclays 1-5 Year U.S. Gov/Credit Index | $12,415 |
| MSCI ACWI ex U.S.A. Index | $16,163 |

^Current Blended Benchmark is computed using a combination of 40% Russell 3000 Index + 31% Bloomberg Barclays U.S. Universal Index + 20% MSCI ACWI ex U.S.A. IMI Index + 9% Bloomberg Barclays 1-3 Year Gov/Credit Index.

^^Former Blended Benchmark is computed using a combination of 9% Bloomberg Barclays 1-5 Year U.S. Gov/Credit Index + 31% Bloomberg Barclays U.S. Universal Index + 18% MSCI ACWI ex U.S.A. Index + 42% Russell 3000 Index.

+A benchmark change was effective on September 1, 2020. IICO believes that this benchmark is more reflective of the types of securities that the Portfolio invests in. Both the Current Blended Benchmark and the Portfolio's Former Blended Benchmark are included for comparison purposes.

See footnotes on page 13.

(UNAUDITED)



^Current Blended Benchmark is computed using a combination of 39% Bloomberg Barclays U.S. Universal Index + 34% Russell 3000 Index + 16% MSCI ACWI ex U.S.A. IMI Index + 11% Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index.



^Current Blended Benchmark is computed using a combination of 46% Bloomberg Barclays U.S. Universal Index + 27% Russell 3000 Index + 14% Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index + 13% MSCI ACWI ex U.S.A. IMI Index.

^^Former Blended Benchmark is computed using a combination of 14% Bloomberg Barclays 1-5 Year U.S. Gov/Credit Index + 46% Bloomberg Barclays U.S. Universal Index + 11% MSCI ACWI ex U.S.A. Index + 29% Russell 3000 Index.

+A benchmark change was effective on September 1, 2020. IICO believes that this benchmark is more reflective of the types of securities that the Portfolio invests in. Both the Current Blended Benchmark and the Portfolio's Former Blended Benchmark are included for comparison purposes.

See footnotes on page 13.

(UNAUDITED)



| | |
|---|---|
| Ivy InvestEd 30 Portfolio[1] | $10,068 |
| Current Blended Benchmark^ | $10,418 |
| Bloomberg Barclays U.S. Universal Index | $10,092 |
| Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index | $10,021 |
| Russell 3000 Index | $10,957 |
| MSCI ACWI ex U.S.A. IMI Index | $11,423 |

*^Blended Current Benchmark is computed using a combination of 48% Bloomberg Barclays U.S. Universal Index + 22% Bloomberg Barclays 1-3 Year U.S.Gov/Credit Index + 20% Russell 3000 Index + 10% MSCI ACWI ex U.S.A. IMI Index.*



| | |
|---|---|
| Ivy InvestEd 20 Portfolio[1] | $11,604 |
| Current Blended Benchmark^+ | $12,138 |
| Former Blended Benchmark^^+ | $12,413 |
| Bloomberg Barclays U.S. Universal Index | $11,752 |
| Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index | $10,892 |
| Russell 3000 Index | $16,106 |
| MSCI ACWI ex U.S.A. IMI Index | $12,095 |
| Bloomberg Barclays 1-5 Year U.S. Gov/Credit Index | $11,101 |
| MSCI ACWI ex U.S.A. Index | $12,083 |

*^Current Blended Benchmark is computed using a combination of 46% Bloomberg Barclays U.S. Universal Index + 34% Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index + 15% Russell 3000 Index + 5% MSCI ACWI ex U.S.A. IMI Index.*

*^^Former Blended Benchmark is computed using a combination of 31% Bloomberg Barclays 1-5 Year U.S. Gov/Credit Index + 44% Bloomberg Barclays U.S. Universal Index + 6% MSCI ACWI ex U.S.A. Index + 19% Russell 3000 Index.*

*+A benchmark change was effective on September 1, 2020. IICO believes that this benchmark is more reflective of the types of securities that the Portfolio invests in. Both the Current Blended Benchmark and the Portfolio's Former Blended Benchmark are included for comparison purposes.*

See footnotes on page 13.

(UNAUDITED)



| | |
|---|---|
| Ivy InvestEd 10 Portfolio[†] | $9,864 |
| Current Blended Benchmark^ | $10,159 |
| Bloomberg Barclays U.S. Universal Index | $10,092 |
| Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index | $10,021 |
| Russell 3000 Index | $10,957 |
| MSCI ACWI ex U.S.A. IMI Index | $11,423 |

^Current Blended Benchmark is computed using a combination of 45% Bloomberg Barclays U.S. Universal Index + 45% Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index + 8% Russell 3000 Index + 2% MSCI ACWI ex U.S.A. IMI Index.



| | |
|---|---|
| Ivy InvestEd 0 Portfolio[†] | $10,644 |
| Current Blended Benchmark^+ | $11,103 |
| Former Blended Benchmark^^+ | $11,260 |
| Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index | $10,892 |
| Bloomberg Barclays U.S. Universal Index | $11,752 |
| Bloomberg Barclays 1-5 Year U.S. Gov/Credit Index | $11,101 |

^Current Blended Benchmark is computed using a combination of 75% Bloomberg Barclays 1-3 Year U.S. Gov/Credit Index + 25% Bloomberg Barclays U.S. Universal Index.

^^Former Blended Benchmark is computed using a combination of 75% Bloomberg Barclays 1-5 Year U.S. Gov/Credit Index + 25% Bloomberg Barclays U.S. Universal Index.

+A benchmark change was effective on September 1, 2020. IICO believes that this benchmark is more reflective of the types of securities that the Portfolio invests in. Both the Current Blended Benchmark and the Portfolio's Former Blended Benchmark are included for comparison purposes.

See footnotes on page 13.

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT INVESTED PORTFOLIOS

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | InvestEd 90 Portfolio | InvestEd 80 Portfolio | InvestEd 70 Portfolio | InvestEd 60 Portfolio | InvestEd 50 Portfolio |
|---|---|---|---|---|---|
| 1-year period ended 12-31-20 | 13.00% | — | 10.83% | 9.85% | — |
| 5-year period ended 12-31-20 | — | — | 9.48% | 8.10% | — |
| 10-year period ended 12-31-20 | — | — | 8.53% | 7.11% | — |
| Cumulative return since inception of Portfolio[3] through 12-31-20 | 10.19% | 5.56% | — | — | 2.63% |

| Average Annual Total Return[2] | InvestEd 40 Portfolio | InvestEd 30 Portfolio | InvestEd 20 Portfolio | InvestEd 10 Portfolio | InvestEd 0 Portfolio |
|---|---|---|---|---|---|
| 1-year period ended 12-31-20 | 7.55% | — | 4.83% | — | 1.35% |
| 5-year period ended 12-31-20 | 6.04% | — | — | — | — |
| 10-year period ended 12-31-20 | 5.51% | — | — | — | — |
| Cumulative return since inception of Portfolio[3] through 12-31-20 | — | 0.68% | 4.63% | -1.36% | 1.92% |

(2)Data quoted is past performance and is based on a deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for each Portfolio's most recent month-end performance. Shares carry a maximum front-end sales load of 2.50%.

(3)9-18-17 InvestEd 90 Portfolio, 9-1-20 InvestEd 80 Portfolio, 9-1-20 InvestEd 50 Portfolio, 9-1-20 InvestEd 30 Portfolio, 9-18-17 InvestEd 20 Portfolio, 9-1-20 InvestEd 10 Portfolio and 9-18-17 InvestEd 0 Portfolio (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(UNAUDITED)

## Expense Example

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Ivy Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2020.

## Actual Expenses

The first section in the following table provides information about actual account values and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7. 5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid during Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or exchange fees. Therefore, the second section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

| | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| Portfolio | Beginning Account Value 6-30-20 | Ending Account Value 12-31-20 | Expenses Paid During Period* | Beginning Account Value 6-30-20 | Ending Account Value 12-31-20 | Expenses Paid During Period* | |
| InvestEd 90 Portfolio | $1,000 | $ 1,215.20 | $1.44 | $1,000 | $1,023.88 | $1.32 | 0.25% |
| InvestEd 80 Portfolio** | $1,000 | $1,083.00 | $1.27 | $1,000 | $1,023.88 | $1.23 | 0.25% |
| InvestEd 70 Portfolio | $1,000 | $ 1,173.70 | $ 1.41 | $1,000 | $1,023.88 | $1.32 | 0.25% |
| InvestEd 60 Portfolio | $1,000 | $ 1,144.00 | $1.39 | $1,000 | $1,023.88 | $1.32 | 0.25% |
| InvestEd 50 Portfolio** | $1,000 | $1,053.00 | $1.25 | $1,000 | $1,023.88 | $1.23 | 0.25% |
| InvestEd 40 Portfolio | $1,000 | $1,100.00 | $1.37 | $1,000 | $1,023.88 | $1.32 | 0.25% |
| InvestEd 30 Portfolio** | $1,000 | $1,033.00 | $1.24 | $1,000 | $1,023.88 | $1.23 | 0.25% |
| InvestEd 20 Portfolio | $1,000 | $1,059.00 | $1.34 | $1,000 | $1,023.88 | $1.32 | 0.25% |
| InvestEd 10 Portfolio** | $1,000 | $ 1,012.00 | $1.22 | $1,000 | $1,023.88 | $1.23 | 0.25% |
| InvestEd 0 Portfolio | $1,000 | $1,006.80 | $1.30 | $1,000 | $1,023.88 | $1.32 | 0.25% |

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2020, and divided by 366.

**Actual Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 122 days in the six-month period ended December 31, 2020, and divided by 366. Hypothetical Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 122 days in the six-month period ended December 31, 2020, and divided by 366. Actual inception date of the Fund is 9-01-20 (the date on which shares were first acquired by shareholders).

# ILLUSTRATION OF PORTFOLIO EXPENSES

(UNAUDITED)

(1) This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2) This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads or exchange fees.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2020 (UNAUDITED)

## InvestEd 90 Portfolio – Asset Allocation

| | |
|---|---|
| **Affiliated Mutual Funds** | **83.8%** |
| Ivy Large Cap Growth Fund, Class N | 13.3% |
| Ivy Core Equity Fund, Class N | 12.3% |
| Ivy International Core Equity Fund, Class N | 11.1% |
| Ivy Emerging Markets Equity Fund, Class N | 9.5% |
| Ivy Mid Cap Growth Fund, Class N | 6.8% |
| Ivy Government Securities Fund, Class N | 5.0% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 4.7% |
| Ivy Value Fund, Class N | 3.9% |
| Ivy Pzena International Value Fund, Class N | 3.2% |
| Ivy International Small Cap Fund, Class N | 3.1% |
| Ivy Small Cap Growth Fund, Class N | 2.3% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 2.1% |
| Ivy Securian Core Bond Fund, Class N | 1.9% |
| Ivy LaSalle Global Real Estate Fund, Class N | 1.5% |
| Ivy Limited-Term Bond Fund, Class N | 1.1% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.9% |
| Ivy Corporate Bond Fund, Class N | 0.5% |
| Ivy High Income Fund, Class N | 0.2% |
| Ivy Global Bond Fund, Class N | 0.2% |
| Ivy Crossover Credit Fund, Class N | 0.2% |
| **Investment Funds** | **15.5%** |
| Registered Investment Companies | 15.5% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **0.7%** |

## InvestEd 80 Portfolio – Asset Allocation

| | |
|---|---|
| **Affiliated Mutual Funds** | **85.4%** |
| Ivy Large Cap Growth Fund, Class N | 11.9% |
| Ivy Core Equity Fund, Class N | 11.4% |
| Ivy Government Securities Fund, Class N | 10.5% |
| Ivy International Core Equity Fund, Class N | 9.4% |
| Ivy Emerging Markets Equity Fund, Class N | 8.2% |
| Ivy Mid Cap Growth Fund, Class N | 6.2% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 4.5% |
| Ivy Value Fund, Class N | 3.7% |
| Ivy Securian Core Bond Fund, Class N | 3.7% |
| Ivy Pzena International Value Fund, Class N | 2.8% |
| Ivy International Small Cap Fund, Class N | 2.6% |
| Ivy Small Cap Growth Fund, Class N | 2.1% |
| Ivy Limited-Term Bond Fund, Class N | 2.1% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 2.0% |
| Ivy LaSalle Global Real Estate Fund, Class N | 1.3% |
| Ivy Corporate Bond Fund, Class N | 1.2% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.9% |
| Ivy Global Bond Fund, Class N | 0.5% |
| Ivy High Income Fund, Class N | 0.2% |
| Ivy Crossover Credit Fund, Class N | 0.2% |
| **Investment Funds** | **13.9%** |
| Registered Investment Companies | 13.9% |
| **Liabilities (Net of Cash and Other Assets), and Cash Equivalents+** | **0.7%** |

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2020 (UNAUDITED)

## InvestEd 70 Portfolio – Asset Allocation

| | |
|---|---|
| **Affiliated Mutual Funds** | **87.2%** |
| Ivy Government Securities Fund, Class N | 13.8% |
| Ivy Large Cap Growth Fund, Class N | 10.9% |
| Ivy Core Equity Fund, Class N | 10.0% |
| Ivy International Core Equity Fund, Class N | 8.3% |
| Ivy Emerging Markets Equity Fund, Class N | 7.0% |
| Ivy Securian Core Bond Fund, Class N | 5.7% |
| Ivy Mid Cap Growth Fund, Class N | 5.6% |
| Ivy Limited-Term Bond Fund, Class N | 5.6% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 4.1% |
| Ivy Value Fund, Class N | 3.2% |
| Ivy Pzena International Value Fund, Class N | 2.4% |
| Ivy International Small Cap Fund, Class N | 2.3% |
| Ivy Small Cap Growth Fund, Class N | 1.8% |
| Ivy Corporate Bond Fund, Class N | 1.7% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 1.7% |
| Ivy LaSalle Global Real Estate Fund, Class N | 1.1% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.8% |
| Ivy Global Bond Fund, Class N | 0.7% |
| Ivy High Income Fund, Class N | 0.3% |
| Ivy Crossover Credit Fund, Class N | 0.2% |
| **Investment Funds** | **12.7%** |
| Registered Investment Companies | 12.7% |
| **Liabilities (Net of Cash and Other Assets), and Cash Equivalents+** | **0.1%** |

## InvestEd 60 Portfolio – Asset Allocation

| | |
|---|---|
| **Affiliated Mutual Funds** | **88.8%** |
| Ivy Government Securities Fund, Class N | 21.6% |
| Ivy Large Cap Growth Fund, Class N | 9.5% |
| Ivy Core Equity Fund, Class N | 8.8% |
| Ivy Securian Core Bond Fund, Class N | 7.6% |
| Ivy International Core Equity Fund, Class N | 7.0% |
| Ivy Emerging Markets Equity Fund, Class N | 6.0% |
| Ivy Mid Cap Growth Fund, Class N | 5.0% |
| Ivy Limited-Term Bond Fund, Class N | 4.0% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 3.6% |
| Ivy Value Fund, Class N | 2.7% |
| Ivy Corporate Bond Fund, Class N | 2.4% |
| Ivy Pzena International Value Fund, Class N | 2.0% |
| Ivy International Small Cap Fund, Class N | 1.9% |
| Ivy Small Cap Growth Fund, Class N | 1.6% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 1.5% |
| Ivy Global Bond Fund, Class N | 1.0% |
| Ivy LaSalle Global Real Estate Fund, Class N | 0.9% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.7% |
| Ivy Crossover Credit Fund, Class N | 0.5% |
| Ivy High Income Fund, Class N | 0.5% |
| **Investment Funds** | **10.8%** |
| Registered Investment Companies | 10.8% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **0.4%** |

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2020 (UNAUDITED)

## InvestEd 50 Portfolio – Asset Allocation

| | |
|---|---|
| **Affiliated Mutual Funds** | **90.9%** |
| Ivy Government Securities Fund, Class N | 27.4% |
| Ivy Securian Core Bond Fund, Class N | 9.7% |
| Ivy Large Cap Growth Fund, Class N | 8.2% |
| Ivy Core Equity Fund, Class N | 7.7% |
| Ivy International Core Equity Fund, Class N | 5.7% |
| Ivy Limited-Term Bond Fund, Class N | 4.8% |
| Ivy Emerging Markets Equity Fund, Class N | 4.8% |
| Ivy Mid Cap Growth Fund, Class N | 4.2% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 3.1% |
| Ivy Corporate Bond Fund, Class N | 3.1% |
| Ivy Value Fund, Class N | 2.4% |
| Ivy Pzena International Value Fund, Class N | 1.6% |
| Ivy International Small Cap Fund, Class N | 1.5% |
| Ivy Small Cap Growth Fund, Class N | 1.4% |
| Ivy Global Bond Fund, Class N | 1.2% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 1.2% |
| Ivy High Income Fund, Class N | 0.8% |
| Ivy LaSalle Global Real Estate Fund, Class N | 0.8% |
| Ivy Crossover Credit Fund, Class N | 0.7% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.6% |
| **Investment Funds** | **8.8%** |
| Registered Investment Companies | 8.8% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **0.3%** |

## InvestEd 40 Portfolio – Asset Allocation

| | |
|---|---|
| **Affiliated Mutual Funds** | **92.7%** |
| Ivy Government Securities Fund, Class N | 33.3% |
| Ivy Securian Core Bond Fund, Class N | 10.7% |
| Ivy Limited-Term Bond Fund, Class N | 7.0% |
| Ivy Large Cap Growth Fund, Class N | 6.6% |
| Ivy Core Equity Fund, Class N | 6.2% |
| Ivy International Core Equity Fund, Class N | 4.7% |
| Ivy Emerging Markets Equity Fund, Class N | 3.9% |
| Ivy Corporate Bond Fund, Class N | 3.7% |
| Ivy Mid Cap Growth Fund, Class N | 3.5% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 2.3% |
| Ivy Value Fund, Class N | 1.9% |
| Ivy Global Bond Fund, Class N | 1.5% |
| Ivy Pzena International Value Fund, Class N | 1.3% |
| Ivy International Small Cap Fund, Class N | 1.2% |
| Ivy Small Cap Growth Fund, Class N | 1.2% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 1.1% |
| Ivy High Income Fund, Class N | 0.8% |
| Ivy Crossover Credit Fund, Class N | 0.7% |
| Ivy LaSalle Global Real Estate Fund, Class N | 0.7% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.4% |
| **Investment Funds** | **7.1%** |
| Registered Investment Companies | 7.1% |
| **Liabilities (Net of Cash and Other Assets), and Cash Equivalents+** | **0.2%** |

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2020 (UNAUDITED)

## InvestEd 30 Portfolio – Asset Allocation

| | |
|---|---|
| **Affiliated Mutual Funds** | **94.2%** |
| Ivy Government Securities Fund, Class N | 33.6% |
| Ivy Limited-Term Bond Fund, Class N | 17.3% |
| Ivy Securian Core Bond Fund, Class N | 11.1% |
| Ivy Large Cap Growth Fund, Class N | 4.9% |
| Ivy Core Equity Fund, Class N | 4.7% |
| Ivy Corporate Bond Fund, Class N | 3.7% |
| Ivy International Core Equity Fund, Class N | 3.5% |
| Ivy Emerging Markets Equity Fund, Class N | 3.1% |
| Ivy Mid Cap Growth Fund, Class N | 2.5% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 1.9% |
| Ivy Value Fund, Class N | 1.4% |
| Ivy Global Bond Fund, Class N | 1.3% |
| Ivy International Small Cap Fund, Class N | 1.0% |
| Ivy Pzena International Value Fund, Class N | 1.0% |
| Ivy Small Cap Growth Fund, Class N | 0.7% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 0.7% |
| Ivy High Income Fund, Class N | 0.5% |
| Ivy LaSalle Global Real Estate Fund, Class N | 0.5% |
| Ivy Crossover Credit Fund, Class N | 0.5% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.3% |
| **Investment Funds** | **5.6%** |
| Registered Investment Companies | 5.6% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **0.2%** |

## InvestEd 20 Portfolio – Asset Allocation

| | |
|---|---|
| **Affiliated Mutual Funds** | **95.9%** |
| Ivy Government Securities Fund, Class N | 34.0% |
| Ivy Limited-Term Bond Fund, Class N | 29.5% |
| Ivy Securian Core Bond Fund, Class N | 9.7% |
| Ivy Large Cap Growth Fund, Class N | 3.7% |
| Ivy Corporate Bond Fund, Class N | 3.7% |
| Ivy Core Equity Fund, Class N | 3.4% |
| Ivy Mid Cap Growth Fund, Class N | 2.0% |
| Ivy International Core Equity Fund, Class N | 1.8% |
| Ivy Emerging Markets Equity Fund, Class N | 1.6% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 1.3% |
| Ivy Value Fund, Class N | 1.1% |
| Ivy Global Bond Fund, Class N | 1.0% |
| Ivy Small Cap Growth Fund, Class N | 0.6% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 0.6% |
| Ivy International Small Cap Fund, Class N | 0.4% |
| Ivy Pzena International Value Fund, Class N | 0.4% |
| Ivy High Income Fund, Class N | 0.3% |
| Ivy LaSalle Global Real Estate Fund, Class N | 0.3% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.3% |
| Ivy Crossover Credit Fund, Class N | 0.2% |
| **Investment Funds** | **3.9%** |
| Registered Investment Companies | 3.9% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **0.2%** |

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2020 (UNAUDITED)

## InvestEd 10 Portfolio – Asset Allocation

| | |
|---|---|
| **Affiliated Mutual Funds** | **97.7%** |
| Ivy Limited-Term Bond Fund, Class N | 41.2% |
| Ivy Government Securities Fund, Class N | 34.3% |
| Ivy Securian Core Bond Fund, Class N | 7.0% |
| Ivy Corporate Bond Fund, Class N | 5.5% |
| Ivy Large Cap Growth Fund, Class N | 2.0% |
| Ivy Core Equity Fund, Class N | 1.9% |
| Ivy Global Bond Fund, Class N | 1.0% |
| Ivy Mid Cap Growth Fund, Class N | 1.0% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 0.8% |
| Ivy International Core Equity Fund, Class N | 0.7% |
| Ivy Value Fund, Class N | 0.6% |
| Ivy Emerging Markets Equity Fund, Class N | 0.6% |
| Ivy Mid Cap Income Opportunities Fund, Class N | 0.3% |
| Ivy Small Cap Growth Fund, Class N | 0.3% |
| Ivy Pzena International Value Fund, Class N | 0.2% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 0.1% |
| Ivy International Small Cap Fund, Class N | 0.1% |
| Ivy LaSalle Global Real Estate Fund, Class N | 0.1% |
| **Investment Funds** | **2.1%** |
| Registered Investment Companies | 2.1% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **0.2%** |

## InvestEd 0 Portfolio – Asset Allocation

| | |
|---|---|
| **Affiliated Mutual Funds** | **99.5%** |
| Ivy Limited-Term Bond Fund, Class N | 62.0% |
| Ivy Government Securities Fund, Class N | 36.3% |
| Ivy Securian Core Bond Fund, Class N | 0.7% |
| Ivy Corporate Bond Fund, Class N | 0.5% |
| **Cash and Other Assets (Net of Liabilities), and Cash Equivalents+** | **0.5%** |

*The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.*

*+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# SCHEDULE OF INVESTMENTS

INVESTED PORTFOLIOS *(in thousands)*

## InvestEd 90 Portfolio (formerly InvestEd Aggressive Portfolio)

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| Registered Investment Companies – 15.5% | | |
| iShares Core MSCI EAFE ETF . . . . . . . . | 9 | $ 630 |
| iShares Core S&P 500 ETF . . . . . . . . . . | 3 | 1,178 |
| | | 1,808 |
| | | |
| TOTAL INVESTMENT FUNDS – 15.5% | | $ 1,808 |

(Cost: $1,688)

| AFFILIATED MUTUAL FUNDS | | |
|---|---|---|
| Ivy Core Equity Fund, Class N . . . . . . . . | 73 | 1,434 |
| Ivy Corporate Bond Fund, Class N . . . . | 8 | 54 |
| Ivy Crossover Credit Fund, Class N . . . . | 3 | 28 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 39 | 1,110 |
| Ivy Global Bond Fund, Class N . . . . . . . | 3 | 27 |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 101 | 580 |
| Ivy High Income Fund, Class N . . . . . . . | 4 | 29 |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 69 | 1,298 |
| Ivy International Small Cap Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 26 | 365 |
| Ivy Large Cap Growth Fund, Class N . . . | 50 | 1,550 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 17 | 175 |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 12 | 134 |
| Ivy Mid Cap Growth Fund, Class N . . . . | 19 | 795 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . . . | 15 | 242 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . | 10 | 107 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . | 41 | 550 |
| Ivy Pzena International Value Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 22 | 379 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 19 | 216 |
| Ivy Small Cap Growth Fund, Class N . . . | 9 | 274 |
| Ivy Value Fund, Class N . . . . . . . . . . . . | 19 | 456 |
| | | |
| TOTAL AFFILIATED MUTUAL FUNDS – 83.8% | | $9,803 |

(Cost: $9,031)

| SHORT-TERM SECURITIES | Shares | Value |
|---|---|---|
| Money Market Fund (A) – 0.5% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030% . . . . . . . . . . . . . . . . . . . . . . | 54 | $ 54 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 0.5% | | $ 54 |

(Cost: $54)

| TOTAL INVESTMENT SECURITIES – 99.8% | $11,665 |
|---|---|

(Cost: $10,773)

| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2% | 18 |
|---|---|

| NET ASSETS – 100.0% | $11,683 |
|---|---|

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Investment Funds . . . . . . . . . | $ 1,808 | $— | $— |
| Affiliated Mutual Funds . . . . . | 9,803 | — | — |
| Short-Term Securities . . . . . . | 54 | — | — |
| Total . . . . . . . . . . . . . . . | $11,665 | $— | $— |

## InvestEd 80 Portfolio

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| Registered Investment Companies – 13.9% | | |
| iShares Core MSCI EAFE ETF . . . . . . . . | 11 | $ 786 |
| iShares Core S&P 500 ETF . . . . . . . . . . | 4 | 1,521 |
| | | 2,307 |
| | | |
| TOTAL INVESTMENT FUNDS – 13.9% | | $ 2,307 |

(Cost: $2,147)

| AFFILIATED MUTUAL FUNDS | | |
|---|---|---|
| Ivy Core Equity Fund, Class N . . . . . . . | 97 | 1,891 |
| Ivy Corporate Bond Fund, Class N . . . . | 29 | 194 |
| Ivy Crossover Credit Fund, Class N . . . | 4 | 40 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 47 | 1,357 |
| Ivy Global Bond Fund, Class N . . . . . . . | 7 | 78 |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 303 | 1,741 |
| Ivy High Income Fund, Class N . . . . . . . | 6 | 41 |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 83 | 1,567 |
| Ivy International Small Cap Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 31 | 439 |
| Ivy Large Cap Growth Fund, Class N . . | 63 | 1,978 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 20 | 209 |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 31 | 345 |
| Ivy Mid Cap Growth Fund, Class N . . . . | 25 | 1,035 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . . . | 20 | 327 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . | 15 | 155 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . | 56 | 749 |
| Ivy Pzena International Value Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 27 | 456 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 56 | 621 |
| Ivy Small Cap Growth Fund, Class N . . . | 11 | 349 |
| Ivy Value Fund, Class N . . . . . . . . . . . . | 26 | 613 |
| | | |
| TOTAL AFFILIATED MUTUAL FUNDS – 85.4% | | $14,185 |

(Cost: $13,526)

2020 ANNUAL REPORT 21

# SCHEDULE OF INVESTMENTS

INVESTED PORTFOLIOS *(in thousands)*

| SHORT-TERM SECURITIES | Shares | Value |
|---|---|---|
| Money Market Funds (A) – 0.7% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030% . . . . . . . . . . . . . . . . . . . . . | 109 | $ 109 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 0.7% | | $ 109 |
| (Cost: $109) | | |
| TOTAL INVESTMENT SECURITIES – 100.0% | | $16,601 |
| (Cost: $15,782) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0% | | (6) |
| NET ASSETS – 100.0% | | $16,595 |

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at December 31, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Investment Funds . . . . . . . . . | $ 2,307 | $— | $— |
| Affiliated Mutual Funds . . . . . | 14,185 | — | — |
| Short-Term Securities . . . . . . | 109 | — | — |
| Total . . . . . . . . . . . . . . . | $16,601 | $— | $— |

## InvestEd 70 Portfolio (formerly InvestEd Growth Portfolio)

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| Registered Investment Companies – 12.7% | | |
| iShares Core MSCI EAFE ETF . . . . . . . | 70 | $ 4,845 |
| iShares Core S&P 500 ETF . . . . . . . . | 26 | 9,636 |
| | | 14,481 |
| TOTAL INVESTMENT FUNDS – 12.7% | | $ 14,481 |
| (Cost: $13,483) | | |

| AFFILIATED MUTUAL FUNDS | | |
|---|---|---|
| Ivy Core Equity Fund, Class N . . . . . . | 587 | 11,473 |
| Ivy Corporate Bond Fund, Class N . . . | 284 | 1,898 |
| Ivy Crossover Credit Fund, Class N . . . | 25 | 276 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 282 | 8,067 |
| Ivy Global Bond Fund, Class N . . . . . . | 78 | 820 |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 2,761 | 15,845 |
| Ivy High Income Fund, Class N . . . . . . | 41 | 287 |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 502 | 9,456 |
| Ivy International Small Cap Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 185 | 2,607 |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 399 | 12,454 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 128 | 1,312 |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 578 | 6,420 |
| Ivy Mid Cap Growth Fund, Class N . . . | 157 | 6,457 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . | 119 | 1,974 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . | 87 | 925 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . | 348 | 4,647 |
| Ivy Pzena International Value Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 157 | 2,705 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 586 | 6,506 |
| Ivy Small Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 68 | 2,111 |
| Ivy Value Fund, Class N . . . . . . . . . . . | 156 | 3,662 |
| | | |
| TOTAL AFFILIATED MUTUAL FUNDS – 87.2% | | $99,902 |
| (Cost: $89,730) | | |

| SHORT-TERM SECURITIES | Shares | Value |
|---|---|---|
| Money Market Funds (A) - 0.1% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030% . . . . . . . . . . . . . . . . . . . . . | 151 | $ 151 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 0.1% | | $ 151 |
| (Cost: $151) | | |
| TOTAL INVESTMENT SECURITIES – 100.0% | | $114,534 |
| (Cost: $103,364) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0% | | (21) |
| NET ASSETS – 100.0% | | $114,513 |

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at December 31, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Investment Funds . . . . . . . . | $ 14,481 | $— | $— |
| Affiliated Mutual Funds . . . . | 99,902 | — | — |
| Short-Term Securities . . . . . | 151 | — | — |
| Total . . . . . . . . . . . . . . | $114,534 | $— | $— |

22  ANNUAL REPORT  2020

DECEMBER 31, 2020

## InvestEd 60 Portfolio (formerly InvestEd Balanced Portfolio)

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| Registered Investment Companies – 10.8% | | |
| iShares Core MSCI EAFE ETF | 31 | $ 2,154 |
| iShares Core S&P 500 ETF | 13 | 4,781 |
| | | 6,935 |
| TOTAL INVESTMENT FUNDS – 10.8% | | $ 6,935 |

(Cost: $6,467)

| AFFILIATED MUTUAL FUNDS | | |
|---|---|---|
| Ivy Core Equity Fund, Class N | 292 | 5,704 |
| Ivy Corporate Bond Fund, Class N | 230 | 1,539 |
| Ivy Crossover Credit Fund, Class N | 29 | 313 |
| Ivy Emerging Markets Equity Fund, Class N | 136 | 3,885 |
| Ivy Global Bond Fund, Class N | 59 | 621 |
| Ivy Government Securities Fund, Class N | 2,427 | 13,933 |
| Ivy High Income Fund, Class N | 46 | 326 |
| Ivy International Core Equity Fund, Class N | 241 | 4,538 |
| Ivy International Small Cap Fund, Class N | 87 | 1,221 |
| Ivy Large Cap Growth Fund, Class N | 197 | 6,144 |
| Ivy LaSalle Global Real Estate Fund, Class N | 57 | 580 |
| Ivy Limited-Term Bond Fund, Class N | 232 | 2,582 |
| Ivy Mid Cap Growth Fund, Class N | 79 | 3,236 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 57 | 950 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 41 | 439 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 173 | 2,313 |
| Ivy Pzena International Value Fund, Class N | 74 | 1,269 |
| Ivy Securian Core Bond Fund, Class N | 443 | 4,924 |
| Ivy Small Cap Growth Fund, Class N | 33 | 1,017 |
| Ivy Value Fund, Class N | 74 | 1,737 |
| TOTAL AFFILIATED MUTUAL FUNDS – 88.8% | | $57,271 |

(Cost: $51,778)

| SHORT-TERM SECURITIES | Shares | Value |
|---|---|---|
| Money Market Funds (A) – 0.1% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030% | 69 | $ 69 |
| TOTAL SHORT-TERM SECURITIES – 0.1% | | $ 69 |

(Cost: $69)

| TOTAL INVESTMENT SECURITIES – 99.7% | | $64,275 |
|---|---|---|

(Cost: $58,314)

| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3% | | 162 |
|---|---|---|
| NET ASSETS – 100.0% | | $64,437 |

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Investment Funds | $ 6,935 | $— | $— |
| Affiliated Mutual Funds | 57,271 | — | — |
| Short-Term Securities | 69 | — | — |
| Total | $64,275 | $— | $— |

## InvestEd 50 Portfolio

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| Registered Investment Companies – 8.8% | | |
| iShares Core MSCI EAFE ETF | 14 | $ 972 |
| iShares Core S&P 500 ETF | 6 | 2,078 |
| | | 3,050 |
| TOTAL INVESTMENT FUNDS – 8.8% | | $ 3,050 |

(Cost: $2,837)

| AFFILIATED MUTUAL FUNDS | | |
|---|---|---|
| Ivy Core Equity Fund, Class N | 137 | 2,676 |
| Ivy Corporate Bond Fund, Class N | 164 | 1,097 |
| Ivy Crossover Credit Fund, Class N | 24 | 257 |
| Ivy Emerging Markets Equity Fund, Class N | 59 | 1,683 |
| Ivy Global Bond Fund, Class N | 41 | 425 |
| Ivy Government Securities Fund, Class N | 1,663 | 9,546 |
| Ivy High Income Fund, Class N | 38 | 267 |
| Ivy International Core Equity Fund, Class N | 105 | 1,972 |
| Ivy International Small Cap Fund, Class N | 37 | 522 |
| Ivy Large Cap Growth Fund, Class N | 92 | 2,873 |
| Ivy LaSalle Global Real Estate Fund, Class N | 27 | 271 |
| Ivy Limited-Term Bond Fund, Class N | 150 | 1,666 |
| Ivy Mid Cap Growth Fund, Class N | 36 | 1,478 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 25 | 424 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 18 | 191 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 81 | 1,082 |
| Ivy Pzena International Value Fund, Class N | 32 | 542 |
| Ivy Securian Core Bond Fund, Class N | 304 | 3,375 |
| Ivy Small Cap Growth Fund, Class N | 16 | 502 |
| Ivy Value Fund, Class N | 36 | 851 |
| TOTAL AFFILIATED MUTUAL FUNDS – 90.9% | | $31,700 |

(Cost: $30,974)

# SCHEDULE OF INVESTMENTS

INVESTED PORTFOLIOS *(in thousands)*

| SHORT-TERM SECURITIES | Shares | Value |
|---|---|---|
| Money Market Funds (A) – 0.3% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030% . . . . . . . . . . . . . . . . . . . . | 103 | $ 103 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 0.3% | | $ 103 |
| (Cost: $103) | | |
| TOTAL INVESTMENT SECURITIES – 100.0% | | $34,853 |
| (Cost: $33,914) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0% | | 10 |
| NET ASSETS – 100.0% | | $34,863 |

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at December 31, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Investment Funds . . . . . . . . | $ 3,050 | $— | $— |
| Affiliated Mutual Funds . . . . | 31,700 | — | — |
| Short-Term Securities . . . . . | 103 | — | — |
| Total . . . . . . . . . . . . . . . | $34,853 | $— | $— |

## InvestEd 40 Portfolio (formerly InvestEd Conservative Portfolio)

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| Registered Investment Companies – 7.1% | | |
| iShares Core MSCI EAFE ETF . . . . . . . . | 18 | $ 1,275 |
| iShares Core S&P 500 ETF . . . . . . . . . | 7 | 2,680 |
| | | 3,955 |
| TOTAL INVESTMENT FUNDS – 7.1% | | $ 3,955 |
| (Cost: $3,685) | | |

| AFFILIATED MUTUAL FUNDS | | |
|---|---|---|
| Ivy Core Equity Fund, Class N . . . . . . . . | 178 | 3,474 |
| Ivy Corporate Bond Fund, Class N . . . . . | 307 | 2,052 |
| Ivy Crossover Credit Fund, Class N . . . . | 38 | 417 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 77 | 2,191 |
| Ivy Global Bond Fund, Class N . . . . . . . | 79 | 828 |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 3,251 | 18,660 |
| Ivy High Income Fund, Class N . . . . . . . | 62 | 434 |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 138 | 2,609 |
| Ivy International Small Cap Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 49 | 696 |
| Ivy Large Cap Growth Fund, Class N . . . | 118 | 3,690 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 36 | 368 |
| Ivy Limited-Term Bond Fund, Class N . . | 353 | 3,917 |
| Ivy Mid Cap Growth Fund, Class N . . . . | 47 | 1,938 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 37 | 613 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . | 22 | 233 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . | 99 | 1,319 |
| Ivy Pzena International Value Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 42 | 722 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 542 | 6,019 |
| Ivy Small Cap Growth Fund, Class N . . . | 21 | 655 |
| Ivy Value Fund, Class N . . . . . . . . . . . . | 46 | 1,078 |
| TOTAL AFFILIATED MUTUAL FUNDS – 92.7% | | $ 51,913 |
| (Cost: $48,117) | | |

| SHORT-TERM SECURITIES | Shares | Value |
|---|---|---|
| Money Market Funds (A) – 0.2% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030% . . . . . . . . . . . . . . . . . . . . | 106 | 106 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 0.2% | | $ 106 |
| (Cost: $106) | | |
| TOTAL INVESTMENT SECURITIES – 100.0% | | $55,974 |
| (Cost: $51,908) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0% | | (8) |
| NET ASSETS – 100.0% | | $55,966 |

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at December 31, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Investment Funds . . . . . . . . | $ 3,955 | $— | $— |
| Affiliated Mutual Funds . . . . | 51,913 | — | — |
| Short-Term Securities . . . . . | 106 | — | — |
| Total . . . . . . . . . . . . . . . | $55,974 | $— | $— |

24 ANNUAL REPORT 2020

## InvestEd 30 Portfolio

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| Registered Investment Companies – 5.6% | | |
| iShares Core MSCI EAFE ETF . . . . . . . | 12 | $ 843 |
| iShares Core S&P 500 ETF . . . . . . . . . | 5 | 1,798 |
| | | 2,641 |
| **TOTAL INVESTMENT FUNDS – 5.6%** | | $ 2,641 |
| (Cost: $2,462) | | |

| AFFILIATED MUTUAL FUNDS | | |
|---|---|---|
| Ivy Core Equity Fund, Class N . . . . . . . | 114 | 2,230 |
| Ivy Corporate Bond Fund, Class N . . . | 263 | 1,755 |
| Ivy Crossover Credit Fund, Class N . . . | 22 | 238 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 52 | 1,476 |
| Ivy Global Bond Fund, Class N . . . . . . | 56 | 590 |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 2,778 | 15,948 |
| Ivy High Income Fund, Class N . . . . . . | 35 | 247 |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 88 | 1,660 |
| Ivy International Small Cap Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 33 | 463 |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 75 | 2,337 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 25 | 252 |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 737 | 8,193 |
| Ivy Mid Cap Growth Fund, Class N . . . | 29 | 1,195 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . . . | 20 | 328 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . | 13 | 133 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . | 66 | 879 |
| Ivy Pzena International Value Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 28 | 482 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 474 | 5,262 |
| Ivy Small Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 11 | 351 |
| Ivy Value Fund, Class N . . . . . . . . . . . | 28 | 660 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 94.2%** | | **$44,679** |
| (Cost: $44,202) | | |

| SHORT-TERM SECURITIES | Shares | Value |
|---|---|---|
| Money Market Funds (A) – 0.2% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030% . . . . . . . . . . . . . . . . . . . . . | 93 | $ 93 |
| **TOTAL SHORT-TERM SECURITIES – 0.2%** | | $ 93 |
| (Cost: $93) | | |
| **TOTAL INVESTMENT SECURITIES – 100.0%** | | **$47,413** |
| (Cost: $46,757) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0% | | 14 |
| **NET ASSETS – 100.0%** | | **$47,427** |

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Investment Funds . . . . . . . . | $ 2,641 | $— | $— |
| Affiliated Mutual Funds . . . . | 44,679 | — | — |
| Short-Term Securities . . . . . | 93 | — | — |
| Total . . . . . . . . . . . . . . . | $ 47,413 | $— | $— |

## InvestEd 20 Portfolio (formerly InvestEd Income Portfolio)

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| Registered Investment Companies – 3.9% | | |
| iShares Core MSCI EAFE ETF . . . . . . . | 10 | $ 687 |
| iShares Core S&P 500 ETF . . . . . . . . . | 5 | 1,783 |
| | | 2,470 |
| **TOTAL INVESTMENT FUNDS – 3.9%** | | $ 2,470 |
| (Cost: $2,307) | | |

| AFFILIATED MUTUAL FUNDS | | |
|---|---|---|
| Ivy Core Equity Fund, Class N . . . . . . . | 110 | 2,156 |
| Ivy Corporate Bond Fund, Class N . . . . | 352 | 2,352 |
| Ivy Crossover Credit Fund, Class N . . . | 15 | 159 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 34 | 985 |
| Ivy Global Bond Fund, Class N . . . . . . | 60 | 632 |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 3,728 | 21,400 |
| Ivy High Income Fund, Class N . . . . . . | 24 | 167 |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 59 | 1,110 |
| Ivy International Small Cap Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 19 | 266 |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 75 | 2,353 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 16 | 168 |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 1,672 | 18,574 |
| Ivy Mid Cap Growth Fund, Class N . . . | 30 | 1,243 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . . . | 21 | 350 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . | 17 | 178 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . | 63 | 838 |
| Ivy Pzena International Value Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 16 | 275 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . | 550 | 6,116 |
| Ivy Small Cap Growth Fund, Class N . . | 12 | 375 |
| Ivy Value Fund, Class N . . . . . . . . . . . | 30 | 704 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 95.9%** | | **$60,401** |
| (Cost: $57,634) | | |

DECEMBER 31, 2020

| SHORT-TERM SECURITIES | Shares | Value |
|---|---|---|
| Money Market Funds (A) – 0.2% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030% . . . . . . . . . . . . . . . . . . . . . | 98 | $ 98 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 0.2% | | $ 98 |
| (Cost: $98) | | |
| TOTAL INVESTMENT SECURITIES – 100.0% | | $62,969 |
| (Cost: $60,039) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0% | | 7 |
| NET ASSETS – 100.0% | | $62,976 |

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at December 31, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Investment Funds . . . . . . . | $ 2,470 | $— | $— |
| Affiliated Mutual Funds . . . . | 60,401 | — | — |
| Short-Term Securities . . . . . | 98 | — | — |
| Total . . . . . . . . . . . . . . | $62,969 | $— | $— |

## InvestEd 10 Portfolio

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| Registered Investment Companies – 2.1% | | |
| iShares Core MSCI EAFE ETF . . . . . . . . | 4 | $ 260 |
| iShares Core S&P 500 ETF . . . . . . . . . | 2 | 737 |
| | | 997 |
| | | |
| TOTAL INVESTMENT FUNDS – 2.1% | | $ 997 |
| (Cost: $932) | | |

| AFFILIATED MUTUAL FUNDS | | |
|---|---|---|
| Ivy Core Equity Fund, Class N . . . . . . . | 45 | 880 |
| Ivy Corporate Bond Fund, Class N . . . . | 392 | 2,615 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 10 | 272 |
| Ivy Global Bond Fund, Class N . . . . . . | 46 | 479 |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 2,824 | 16,210 |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 17 | 324 |
| Ivy International Small Cap Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 5 | 67 |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 30 | 951 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 6 | 64 |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 1,752 | 19,462 |
| Ivy Mid Cap Growth Fund, Class N . . . | 11 | 472 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . . | 8 | 133 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . | 6 | 68 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . | 29 | 382 |
| Ivy Pzena International Value Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 4 | 70 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . . | 299 | 3,327 |
| Ivy Small Cap Growth Fund, Class N . . | 5 | 142 |
| Ivy Value Fund, Class N . . . . . . . . . . . | 11 | 267 |
| | | |
| TOTAL AFFILIATED MUTUAL FUNDS – 97.7% | | $46,185 |
| (Cost: $46,269) | | |

| SHORT-TERM SECURITIES | Shares | Value |
|---|---|---|
| Money Market Funds (A) – 0.2% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030% . . . . . . . . . . . . . . . . . . . . . | 98 | $ 98 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 0.2% | | $ 98 |
| (Cost: $98) | | |
| TOTAL INVESTMENT SECURITIES – 100.0% | | $47,280 |
| (Cost: $47,299) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0% | | 2 |
| NET ASSETS – 100.0% | | $47,282 |

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at December 31, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Investment Funds . . . . . . . | $ 997 | $— | $— |
| Affiliated Mutual Funds . . . . | 46,185 | — | — |
| Short-Term Securities . . . . . | 98 | — | — |
| Total . . . . . . . . . . . . . . | $47,280 | $— | $— |

## InvestEd 0 Portfolio (formerly InvestEd Fixed Income Portfolio)

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Corporate Bond Fund, Class N . . . | 34 | $ 225 |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . . . . . . | 2,805 | 16,101 |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . . . . . | 2,476 | 27,511 |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . . . . . | 30 | 338 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 99.5%** | | **$ 44,175** |
| (Cost: $43,773) | | |
| **SHORT-TERM SECURITIES** | | |
| Money Market Funds (A) - 0.5% | | |
| State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030% . . . . . . . . . . | 200 | 200 |
| **TOTAL SHORT-TERM SECURITIES – 0.5%** | | **$ 200** |
| (Cost: $200) | | |
| **TOTAL INVESTMENT SECURITIES – 100.0%** | | **$44,375** |
| (Cost: $43,973) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0% | | 7 |
| **NET ASSETS – 100.0%** | | **$44,382** |

Notes to Schedule of Investments

(A) Rate shown is the annualized 7-day yield at December 31, 2020.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds . . . . | $ 44,175 | $— | $— |
| Short-Term Securities . . . . . | 200 | — | — |
| Total . . . . . . . . . . . . . . . | $44,375 | $— | $— |

See accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2020

| (In thousands, except per share amounts) | InvestEd 90 Portfolio[1] | InvestEd 80 Portfolio | InvestEd 70 Portfolio[2] | InvestEd 60 Portfolio[3] | InvestEd 50 Portfolio | InvestEd 40 Portfolio[4] |
|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | |
| Investments in unaffiliated securities at value+ | $ 1,862 | $ 2,416 | $ 14,632 | $ 7,004 | $ 3,153 | $ 4,061 |
| Investments in affiliated mutual funds at value+ | 9,803 | 14,185 | 99,902 | 57,271 | 31,700 | 51,913 |
| Investments at Value | 11,665 | 16,601 | 114,534 | 64,275 | 34,853 | 55,974 |
| Investment securities sold receivable | — | — | 40 | 172 | — | — |
| Capital shares sold receivable | 39 | 13 | 44 | 45 | 10 | 12 |
| Receivable from affiliates | — | — | 4 | 3 | — | 2 |
| Total Assets | 11,704 | 16,614 | 114,622 | 64,495 | 34,863 | 55,988 |
| **LIABILITIES** | | | | | | |
| Investment securities purchased payable | 21 | 19 | — | — | — | — |
| Capital shares redeemed payable | — | — | 109 | 58 | — | 22 |
| Distribution and service fees payable | — | — | — | — | —* | — |
| Total Liabilities | 21 | 19 | 109 | 58 | —* | 22 |
| Total Net Assets | $11,683 | $16,595 | $ 114,513 | $64,437 | $34,863 | $55,966 |
| **NET ASSETS** | | | | | | |
| Capital paid in (shares authorized – unlimited) | $ 8,198 | $15,306 | $ 95,191 | $ 53,061 | $ 33,138 | $ 47,096 |
| Accumulated earnings gain | 3,485 | 1,289 | 19,322 | 11,376 | 1,725 | 8,870 |
| Total Net Assets | $11,683 | $16,595 | $ 114,513 | $64,437 | $34,863 | $55,966 |
| **CAPITAL SHARES OUTSTANDING** | 1,028 | 1,532 | 9,236 | 5,793 | 3,311 | 4,703 |
| **NET ASSET VALUE PER SHARE** | $ 11.36 | $ 10.83 | $ 12.40 | $ 11.12 | $ 10.53 | $ 11.90 |
| **+COST** | | | | | | |
| Investments in unaffiliated securities at cost | $ 1,742 | $ 2,256 | $ 13,634 | $ 6,536 | $ 2,940 | $ 3,791 |
| Investments in affiliated mutual funds at cost | 9,031 | 13,526 | 89,730 | 51,778 | 30,974 | 48,117 |

*Not shown due to rounding.

(1) Effective September 1, 2020, the Portfolio's name changed from InvestEd Aggressive Portfolio to InvestEd 90 Portfolio.

(2) Effective September 1, 2020, the Portfolio's name changed from InvestEd Growth Portfolio to InvestEd 70 Portfolio.

(3) Effective September 1, 2020, the Portfolio's name changed from InvestEd Balanced Portfolio to InvestEd 60 Portfolio.

(4) Effective September 1, 2020, the Portfolio's name changed from InvestEd Conservative Portfolio to InvestEd 40 Portfolio.

See Accompanying Notes to Financial Statements.

# STATEMENTS OF ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2020

| (In thousands, except per share amounts) | InvestEd 30 Portfolio | InvestEd 20 Portfolio[1] | InvestEd 10 Portfolio | InvestEd 0 Portfolio[2] |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Investments in unaffiliated securities at value+ | $ 2,734 | $ 2,568 | $ 1,095 | $ 200 |
| Investments in affiliated mutual funds at value+ | 44,679 | 60,401 | 46,185 | 44,175 |
| Investments at Value | 47,413 | 62,969 | 47,280 | 44,375 |
| Investment securities sold receivable | — | — | 57 | — |
| Capital shares sold receivable | 14 | 6 | 20 | 81 |
| Receivable from affiliates | — | 1 | — | — |
| Total Assets | 47,427 | 62,976 | 47,357 | 44,456 |
| **LIABILITIES** | | | | |
| Capital shares redeemed payable | — | — | 75 | 74 |
| Distribution and service fees payable | —* | — | —* | —* |
| Total Liabilities | —* | — | 75 | 74 |
| Total Net Assets | $47,427 | $62,976 | $47,282 | $44,382 |
| **NET ASSETS** | | | | |
| Capital paid in (shares authorized – unlimited) | $45,868 | $ 53,221 | $46,689 | $42,062 |
| Accumulated earnings gain | 1,559 | 9,755 | 593 | 2,320 |
| Total Net Assets | $47,427 | $62,976 | $47,282 | $44,382 |
| **CAPITAL SHARES OUTSTANDING** | 4,591 | 5,870 | 4,672 | 4,265 |
| **NET ASSET VALUE PER SHARE** | $ 10.33 | $ 10.73 | $ 10.12 | $ 10.41 |
| **+COST** | | | | |
| Investments in unaffiliated securities at cost | $ 2,555 | $ 2,405 | $ 1,030 | $ 200 |
| Investments in affiliated mutual funds at cost | 44,202 | 57,634 | 46,269 | 43,773 |

*Not shown due to rounding.*

(1) Effective September 1, 2020, the Portfolio's name changed from InvestEd Income Portfolio to InvestEd 20 Portfolio.

(2) Effective September 1, 2020, the Portfolio's name changed from InvestEd Fixed Income Portfolio to InvestEd 0 Portfolio.

See Accompanying Notes to Financial Statements.

# STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

| (In thousands) | InvestEd 90 Portfolio[1] | InvestEd 80 Portfolio[5] | InvestEd 70 Portfolio[2] | InvestEd 60 Portfolio[3] | InvestEd 50 Portfolio[5] | InvestEd 40 Portfolio[4] |
|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | |
| Dividends from unaffiliated securities | $ 14 | $ 20 | $ 124 | $ 61 | $ 26 | $ 34 |
| Dividends from affiliated mutual funds | 157 | 132 | 1,674 | 1,191 | 316 | 1,301 |
| Interest and amortization from unaffiliated securities | —* | —* | 2 | 1 | —* | 1 |
| Total Investment Income | 171 | 152 | 1,800 | 1,253 | 342 | 1,336 |
| **EXPENSES** | | | | | | |
| Distribution and service fees | 38 | 13 | 292 | 183 | 27 | 174 |
| Net Investment Income | 133 | 139 | 1,508 | 1,070 | 315 | 1,162 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | |
| Net realized gain (loss) on: | | | | | | |
| Investments in unaffiliated securities | 3 | 7 | 25 | 34 | — | 21 |
| Investments in affiliated mutual funds | 2,239 | 15 | 4,812 | 3,371 | 9 | 3,043 |
| Distributions of realized capital gains from affiliated mutual funds | 222 | 300 | 1,883 | 977 | 442 | 612 |
| Net change in unrealized appreciation (depreciation) on: | | | | | | |
| Investments in unaffiliated securities | 120 | 160 | 998 | 468 | 213 | 270 |
| Investments in affiliated mutual funds | (722) | 659 | 5,696 | 2,541 | 726 | 1,452 |
| Net Realized and Unrealized Gain | 1,862 | 1,141 | 13,414 | 7,391 | 1,390 | 5,398 |
| Net Increase in Net Assets Resulting from Operations | $1,995 | $1,280 | $14,922 | $8,461 | $1,705 | $6,560 |

*Not shown due to rounding.

(1)  Effective September 1, 2020, the Portfolio's name changed from InvestEd Aggressive Portfolio to InvestEd 90 Portfolio.

(2)  Effective September 1, 2020, the Portfolio's name changed from InvestEd Growth Portfolio to InvestEd 70 Portfolio.

(3)  Effective September 1, 2020, the Portfolio's name changed from InvestEd Balanced Portfolio to InvestEd 60 Portfolio.

(4)  Effective September 1, 2020, the Portfolio's name changed from InvestEd Conservative Portfolio to InvestEd 40 Portfolio.

(5)  For the period from September 1, 2020 (commencement of operations of the Portfolio) through December 31, 2020.

See Accompanying Notes to Financial Statements.

# STATEMENTS OF OPERATIONS

INVESTED PORTFOLIOS

FOR THE YEAR ENDED DECEMBER 31, 2020

| (In thousands) | InvestEd 30 Portfolio[3] | InvestEd 20 Portfolio[1] | InvestEd 10 Portfolio[3] | InvestEd 0 Portfolio[2] |
|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | |
| Dividends from unaffiliated securities | $ 23 | $ 21 | $ 9 | $ — |
| Dividends from affiliated mutual funds | 453 | 1,779 | 403 | 977 |
| Interest and amortization from unaffiliated securities | —* | 2 | —* | 4 |
| Total Investment Income | 476 | 1,802 | 412 | 981 |
| **EXPENSES** | | | | |
| Distribution and service fees | 39 | 237 | 39 | 131 |
| Net Investment Income | 437 | 1,565 | 373 | 850 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | |
| Net realized gain (loss) on: | | | | |
| Investments in unaffiliated securities | 21 | — | — | — |
| Investments in affiliated mutual funds | 13 | 4,863 | 6 | 1,076 |
| Distributions of realized capital gains from affiliated mutual funds | 403 | 415 | 205 | 6 |
| Net change in unrealized appreciation (depreciation) on: | | | | |
| Investments in unaffiliated securities | 179 | 163 | 65 | —* |
| Investments in affiliated mutual funds | 477 | 97 | (84) | 175 |
| Net Realized and Unrealized Gain | 1,093 | 5,538 | 192 | 1,257 |
| Net Increase in Net Assets Resulting from Operations | $1,530 | $ 7,103 | $565 | $2,107 |

*Not shown due to rounding.*

(1)  *Effective September 1, 2020, the Portfolio's name changed from InvestEd Income Portfolio to InvestEd 20 Portfolio.*

(2)  *Effective September 1, 2020, the Portfolio's name changed from InvestEd Fixed Income Portfolio to InvestEd 0 Portfolio.*

(3)  *For the period from September 1, 2020 (commencement of operations of the Portfolio) through December 31, 2020.*

See Accompanying Notes to Financial Statements.

# STATEMENTS OF CHANGES IN NET ASSETS

| (In thousands) | InvestEd 90 Portfolio[1] Year ended 12-31-20 | InvestEd 90 Portfolio[1] Year ended 12-31-19 | InvestEd 80 Portfolio Period from 9-1-20 to 12-31-20 | InvestEd 70 Portfolio[2] Year ended 12-31-20 | InvestEd 70 Portfolio[2] Year ended 12-31-19 |
|---|---|---|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | |
| Operations: | | | | | |
| Net investment income | $ 133 | $ 512 | $ 139 | $ 1,508 | $ 2,114 |
| Net realized gain on investments | 2,464 | 1,061 | 322 | 6,720 | 4,046 |
| Net change in unrealized appreciation (depreciation) | (602) | 4,118 | 819 | 6,694 | 16,398 |
| Net Increase in Net Assets Resulting from Operations | 1,995 | 5,691 | 1,280 | 14,922 | 22,558 |
| Distributions to Shareholders From: | | | | | |
| Accumulated earnings (combined net investment income and net realized gains) | (1,547) | (1,343) | — | (6,162) | (7,717) |
| Total Distributions to Shareholders | (1,547) | (1,343) | — | (6,162) | (7,717) |
| Capital Share Transactions | (21,120) | 6,906 | 15,315 | (10,537) | (13,437) |
| Net Increase (Decrease) in Net Assets | (20,672) | 11,254 | 16,595 | (1,777) | 1,404 |
| Net Assets, Beginning of Period | 32,355 | 21,101 | — | 116,290 | 114,886 |
| Net Assets, End of Period | $ 11,683 | $32,355 | $16,595 | $ 114,513 | $116,290 |

| (In thousands) | InvestEd 60 Portfolio[3] Year ended 12-31-20 | InvestEd 60 Portfolio[3] Year ended 12-31-19 | InvestEd 50 Portfolio Period from 9-1-20 to 12-31-20 | InvestEd 40 Portfolio[4] Year ended 12-31-20 | InvestEd 40 Portfolio[4] Year ended 12-31-19 |
|---|---|---|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | |
| Operations: | | | | | |
| Net investment income | $ 1,070 | $ 1,569 | $ 315 | $ 1,162 | $ 1,606 |
| Net realized gain on investments | 4,382 | 2,427 | 451 | 3,676 | 1,713 |
| Net change in unrealized appreciation | 3,009 | 9,339 | 939 | 1,722 | 6,811 |
| Net Increase in Net Assets Resulting from Operations | 8,461 | 13,335 | 1,705 | 6,560 | 10,130 |
| Distributions to Shareholders From: | | | | | |
| Accumulated earnings (combined net investment income and net realized gains) | (4,000) | (4,035) | — | (2,814) | (1,647) |
| Total Distributions to Shareholders | (4,000) | (4,035) | — | (2,814) | (1,647) |
| Capital Share Transactions | (23,445) | (2,216) | 33,158 | (28,288) | (3,368) |
| Net Increase (Decrease) in Net Assets | (18,984) | 7,084 | 34,863 | (24,542) | 5,115 |
| Net Assets, Beginning of Period | 83,421 | 76,337 | — | 80,508 | 75,393 |
| Net Assets, End of Period | $ 64,437 | $ 83,421 | $34,863 | $ 55,966 | $80,508 |

(1) *Effective September 1, 2020, the Portfolio's name changed from InvestEd Aggressive Portfolio to InvestEd 90 Portfolio.*

(2) *Effective September 1, 2020, the Portfolio's name changed from InvestEd Growth Portfolio to InvestEd 70 Portfolio.*

(3) *Effective September 1, 2020, the Portfolio's name changed from InvestEd Balanced Portfolio to InvestEd 60 Portfolio.*

(4) *Effective September 1, 2020, the Portfolio's name changed from InvestEd Conservative Portfolio to InvestEd 40 Portfolio.*

See Accompanying Notes to Financial Statements.

32  ANNUAL REPORT  2020

| (In thousands) | InvestEd 30 Portfolio Period from 9-1-20 to 12-31-20 | InvestEd 20 Portfolio[1] Year ended 12-31-20 | InvestEd 20 Portfolio[1] Year ended 12-31-19 | InvestEd 10 Portfolio Period from 9-1-20 to 12-31-20 |
|---|---|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | | | |
| **Operations:** | | | | |
| Net investment income | $ 437 | $ 1,565 | $ 2,223 | $ 373 |
| Net realized gain on investments | 437 | 5,278 | 1,606 | 211 |
| Net change in unrealized appreciation (depreciation) | 656 | 260 | 6,838 | (19) |
| Net Increase in Net Assets Resulting from Operations | 1,530 | 7,103 | 10,667 | 565 |
| **Distributions to Shareholders From:** | | | | |
| Accumulated earnings (combined net investment income and net realized gains) | — | (3,828) | (3,150) | — |
| Total Distributions to Shareholders | — | (3,828) | (3,150) | — |
| Capital Share Transactions | 45,897 | (53,008) | 4,865 | 46,717 |
| Net Increase (Decrease) in Net Assets | 47,427 | (49,733) | 12,382 | 47,282 |
| Net Assets, Beginning of Period | — | 112,709 | 100,327 | — |
| Net Assets, End of Period | $47,427 | $ 62,976 | $ 112,709 | $47,282 |

| (In thousands) | InvestEd 0 Portfolio[2] Year ended 12-31-20 | InvestEd 0 Portfolio[2] Year ended 12-31-19 |
|---|---|---|
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| **Operations:** | | |
| Net investment income | $ 850 | $ 1,036 |
| Net realized gain on investments | 1,082 | 245 |
| Net change in unrealized appreciation | 175 | 806 |
| Net Increase in Net Assets Resulting from Operations | 2,107 | 2,087 |
| **Distributions to Shareholders From:** | | |
| Accumulated earnings (combined net investment income and net realized gains) | (1,103) | (906) |
| Total Distributions to Shareholders | (1,103) | (906) |
| Capital Share Transactions | (8,599) | 4,102 |
| Net Increase (Decrease) in Net Assets | (7,595) | 5,283 |
| Net Assets, Beginning of Period | 51,977 | 46,694 |
| Net Assets, End of Period | $44,382 | $ 51,977 |

(1) *Effective September 1, 2020, the Portfolio's name changed from InvestEd Income Portfolio to InvestEd 20 Portfolio.*

(2) *Effective September 1, 2020, the Portfolio's name changed from InvestEd Fixed Income Portfolio to InvestEd 0 Portfolio.*

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **InvestEd 90 Portfolio** | | | | | | | |
| Year ended 12-31-2020 | $ 11.40 | $ 0.10 | $ 1.67 | $ 1.77 | $(0.59) | $ (1.22) | $ (1.81) |
| Year ended 12-31-2019 | 9.56 | 0.21 | 2.13 | 2.34 | (0.12) | (0.38) | (0.50) |
| Year ended 12-31-2018 | 10.54 | 0.17 | (0.93) | (0.76) | (0.06) | (0.16) | (0.22) |
| Year ended 12-31-2017[4] | 10.00 | 0.08 | 0.46 | 0.54 | — | — | — |
| **InvestEd 80 Portfolio** | | | | | | | |
| Year ended 12-31-2020[5] | 10.00 | 0.09 | 0.74 | 0.83 | — | — | — |
| **InvestEd 70 Portfolio** | | | | | | | |
| Year ended 12-31-2020 | 11.53 | 0.15 | 1.42 | 1.57 | (0.24) | (0.46) | (0.70) |
| Year ended 12-31-2019 | 10.19 | 0.20 | 1.95 | 2.15 | (0.22) | (0.59) | (0.81) |
| Year ended 12-31-2018 | 12.61 | 0.20 | (0.93) | (0.73) | (0.12) | (1.57) | (1.69) |
| Year ended 12-31-2017 | 10.80 | 0.10 | 2.26 | 2.36 | (0.01) | (0.54) | (0.55) |
| Year ended 12-31-2016 | 11.71 | 0.00* | 0.25 | 0.25 | (0.03) | (1.13) | (1.16) |
| **InvestEd 60 Portfolio** | | | | | | | |
| Year ended 12-31-2020 | 10.53 | 0.15 | 1.18 | 1.33 | (0.29) | (0.45) | (0.74) |
| Year ended 12-31-2019 | 9.38 | 0.20 | 1.48 | 1.68 | (0.19) | (0.34) | (0.53) |
| Year ended 12-31-2018 | 11.65 | 0.21 | (0.72) | (0.51) | (0.18) | (1.58) | (1.76) |
| Year ended 12-31-2017 | 10.76 | 0.10 | 1.68 | 1.78 | (0.13) | (0.76) | (0.89) |
| Year ended 12-31-2016 | 11.44 | 0.06 | 0.20 | 0.26 | (0.10) | (0.84) | (0.94) |
| **InvestEd 50 Portfolio** | | | | | | | |
| Year ended 12-31-2020[5] | 10.00 | 0.10 | 0.43 | 0.53 | — | — | — |
| **InvestEd 40 Portfolio** | | | | | | | |
| Year ended 12-31-2020 | 11.37 | 0.19 | 0.97 | 1.16 | (0.36) | (0.27) | (0.63) |
| Year ended 12-31-2019 | 10.19 | 0.23 | 1.19 | 1.42 | (0.24) | — | (0.24) |
| Year ended 12-31-2018 | 10.68 | 0.21 | (0.48) | (0.27) | (0.22) | — | (0.22) |
| Year ended 12-31-2017 | 10.16 | 0.15 | 0.75 | 0.90 | (0.14) | (0.24) | (0.38) |
| Year ended 12-31-2016 | 10.39 | 0.11 | 0.23 | 0.34 | (0.13) | (0.44) | (0.57) |

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Ivy Funds in which the Portfolios invest.

(4) For the period from September 18, 2017 (commencement of operations of the Portfolio) through December 31, 2017.

(5) For the period from September 1, 2020 (commencement of operations of the Portfolio) through December 31, 2020.

(6) Annualized.

See Accompanying Notes to Financial Statements.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets[3] | Ratio of Net Investment Income to Average Net Assets[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **InvestEd 90 Portfolio** | | | | | | |
| Year ended 12-31-2020 | $ 11.36 | 15.87% | $ 12 | 0.25% | 0.87% | 65% |
| Year ended 12-31-2019 | 11.40 | 24.52 | 32 | 0.25 | 1.89 | 10 |
| Year ended 12-31-2018 | 9.56 | -7.21 | 21 | 0.25 | 1.57 | 23 |
| Year ended 12-31-2017[4] | 10.54 | 5.40 | 17 | 0.25[6] | 2.71[6] | 17 |
| **InvestEd 80 Portfolio** | | | | | | |
| Year ended 12-31-2020[5] | 10.83 | 8.30 | 17 | 0.25[6] | 2.65[6] | 9 |
| **InvestEd 70 Portfolio** | | | | | | |
| Year ended 12-31-2020 | 12.40 | 13.71 | 115 | 0.25 | 1.29 | 56 |
| Year ended 12-31-2019 | 11.53 | 21.21 | 116 | 0.25 | 1.78 | 16 |
| Year ended 12-31-2018 | 10.19 | -5.85 | 115 | 0.25 | 1.59 | 34 |
| Year ended 12-31-2017 | 12.61 | 21.84 | 137 | 0.25 | 0.84 | 116 |
| Year ended 12-31-2016 | 10.80 | 2.01 | 136 | 0.25 | 0.04 | 24 |
| **InvestEd 60 Portfolio** | | | | | | |
| Year ended 12-31-2020 | 11.12 | 12.66 | 64 | 0.25 | 1.45 | 40 |
| Year ended 12-31-2019 | 10.53 | 18.00 | 83 | 0.25 | 1.93 | 18 |
| Year ended 12-31-2018 | 9.38 | -4.41 | 76 | 0.25 | 1.79 | 39 |
| Year ended 12-31-2017 | 11.65 | 16.60 | 82 | 0.25 | 0.86 | 73 |
| Year ended 12-31-2016 | 10.76 | 2.17 | 166 | 0.25 | 0.53 | 25 |
| **InvestEd 50 Portfolio** | | | | | | |
| Year ended 12-31-2020[5] | 10.53 | 5.30 | 35 | 0.25[6] | 2.94[6] | 2 |
| **InvestEd 40 Portfolio** | | | | | | |
| Year ended 12-31-2020 | 11.90 | 10.29 | 56 | 0.25 | 1.67 | 35 |
| Year ended 12-31-2019 | 11.37 | 13.92 | 81 | 0.25 | 2.05 | 16 |
| Year ended 12-31-2018 | 10.19 | -2.52 | 75 | 0.25 | 1.98 | 43 |
| Year ended 12-31-2017 | 10.68 | 8.82 | 88 | 0.25 | 1.45 | 110 |
| Year ended 12-31-2016 | 10.16 | 3.23 | 114 | 0.25 | 1.03 | 64 |

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **InvestEd 30 Portfolio** | | | | | | | |
| Year ended 12-31-2020[4] | $10.00 | $0.09 | $ 0.24 | $0.33 | $ — | $ — | $ — |
| | | | | | | | |
| **InvestEd 20 Portfolio** | | | | | | | |
| Year ended 12-31-2020 | 10.63 | 0.18 | 0.61 | 0.79 | (0.40) | (0.29) | (0.69) |
| Year ended 12-31-2019 | 9.90 | 0.22 | 0.81 | 1.03 | (0.20) | (0.10) | (0.30) |
| Year ended 12-31-2018 | 10.16 | 0.21 | (0.35) | (0.14) | (0.07) | (0.05) | (0.12) |
| Year ended 12-31-2017[5] | 10.00 | 0.07 | 0.09 | 0.16 | — | — | — |
| | | | | | | | |
| **InvestEd 10 Portfolio** | | | | | | | |
| Year ended 12-31-2020[4] | 10.00 | 0.08 | 0.04 | 0.12 | — | — | — |
| | | | | | | | |
| **InvestEd 0 Portfolio** | | | | | | | |
| Year ended 12-31-2020 | 10.27 | 0.17 | 0.24 | 0.41 | (0.25) | (0.02) | (0.27) |
| Year ended 12-31-2019 | 10.01 | 0.21 | 0.23 | 0.44 | (0.18) | — | (0.18) |
| Year ended 12-31-2018 | 10.00 | 0.20 | (0.13) | 0.07 | (0.06) | — | (0.06) |
| Year ended 12-31-2017[5] | 10.00 | 0.06 | (0.06) | 0.00* | — | — | — |

*Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Ivy Funds in which the Portfolios invest.

(4) For the period from September 1, 2020 (commencement of operations of the Portfolio) through December 31, 2020.

(5) For the period from September 18, 2017 (commencement of operations of the Portfolio) through December 31, 2017.

(6) Annualized.

See Accompanying Notes to Financial Statements.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets[3] | Ratio of Net Investment Income to Average Net Assets[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **InvestEd 30 Portfolio** | | | | | | |
| Year ended 12-31-2020[4] | $10.33 | 3.30% | $ 47 | 0.25%[6] | 2.78%[6] | 7% |
| | | | | | | |
| **InvestEd 20 Portfolio** | | | | | | |
| Year ended 12-31-2020 | 10.73 | 7.49 | 63 | 0.25 | 1.65 | 28 |
| Year ended 12-31-2019 | 10.63 | 10.47 | 113 | 0.25 | 2.06 | 14 |
| Year ended 12-31-2018 | 9.90 | -1.32 | 100 | 0.25 | 2.08 | 42 |
| Year ended 12-31-2017[5] | 10.16 | 1.60 | 97 | 0.25[6] | 2.40[6] | 19 |
| | | | | | | |
| **InvestEd 10 Portfolio** | | | | | | |
| Year ended 12-31-2020[4] | 10.12 | 1.20 | 47 | 0.25[6] | 2.39[6] | 6 |
| | | | | | | |
| **InvestEd 0 Portfolio** | | | | | | |
| Year ended 12-31-2020 | 10.41 | 3.91 | 44 | 0.25 | 1.63 | 69 |
| Year ended 12-31-2019 | 10.27 | 4.39 | 52 | 0.25 | 2.08 | 27 |
| Year ended 12-31-2018 | 10.01 | 0.68 | 47 | 0.25 | 1.99 | 75 |
| Year ended 12-31-2017[5] | 10.00 | — | 44 | 0.25[6] | 1.96[6] | 23 |

## 1. ORGANIZATION

The Ivy InvestEd 529 Plan ("InvestEd Plan") was established under the Arizona Family College Savings Program (the "Program"). InvestEd Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940 as an open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd Plan accounts are held in the name and for the benefit of the Arizona State Board of Investment in its capacity as Trustee of the Family College Savings Program Trust Fund ("Trust Fund"). An investment in the Program constitutes a purchase of an interest in the Trust Fund, a municipal fund security. The Trust Fund invests in the Trust and other investment options. InvestEd 90 Portfolio (formerly InvestEd Aggressive Portfolio), InvestEd 80 Portfolio, InvestEd 70 Portfolio (formerly InvestEd Growth Portfolio), InvestEd 60 Portfolio (formerly InvestEd Balanced Portfolio), InvestEd 50 Portfolio, InvestEd 40 Portfolio (formerly InvestEd Conservative Portfolio), InvestEd 30 Portfolio, InvestEd 20 Portfolio (formerly InvestEd Income Portfolio), InvestEd 10 Portfolio and InvestEd 0 Portfolio (formerly InvestEd Fixed Income Portfolio) (each, a "Portfolio") are series of the Trust. The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, the Trust Fund, the Arizona State Board of Investment, or any other governmental entity, Ivy Distributors, Inc. ("IDI") effective September 1, 2020, Waddell & Reed, Inc. ("W&R") prior to September 1, 2020, or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Income or short-term capital gain distributions received from registered investment companies, if any, are recorded as dividend income. Long-term capital gain distributions received from registered investment companies, if any, are recorded as realized gains.

**Income Taxes.** It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

**Concentration of Market and Credit Risk.** Because the Portfolio invests substantially all of its assets in Ivy Funds mutual funds ("Underlying Funds"), the risks associated with investing in the Portfolios are closely related to the risks associated with the securities and other investments held by the Underlying Funds.

In the normal course of business, the Underlying Funds may invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Underlying Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Underlying Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Underlying Funds may be exposed to counterparty

credit risk, or the risk that an entity with which the Underlying Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Underlying Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Underlying Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties.

Certain Underlying Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Underlying Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Underlying Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument.

If an Underlying Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Underlying Funds, or, in the case of hedging positions, that the Underlying Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by an Underlying Fund in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact an Underlying Fund's investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by an Underlying Fund, or (iii) reduced effectiveness of related Underlying Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, management will be evaluating the impacts of these changes.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

The individual Portfolios herein have adopted a Liquidity Risk Management Program (the "Program"). The Portfolio's board has designated a Liquidity Risk Management Committee (the "Committee") as the administrator of the Program. The

Committee or delegates of the Committee conduct the day-to-day operation of the Program. Under the Program, the Committee manages the Portfolio's liquidity risk, which is the risk that any Portfolio could not meet shareholder redemption requests without significant dilution of remaining shareholders' interests in the Portfolio. This risk is managed by monitoring the degree of liquidity of the Portfolio's investments, limiting the amount of the Portfolio's illiquid investments, and utilizing various risk management tools and facilities available to the Portfolio for meeting shareholder redemptions, among other means. The Committee's process of determining the degree of liquidity of the Portfolio's investments is supported by one or more third-party liquidity assessment vendors. The Portfolio's board reviewed a report prepared by a designee of the Committee regarding the operation, adequacy and effectiveness of the Program from the period June 1, 2019, through March 31, 2020. The report described the Program's liquidity classification methodology and the methodology in establishing a Portfolio's Highly Liquid Investment Minimum ("HLIM"), if necessary. The Committee reported that during the period covered by the report, there were no material changes to the Program and no significant liquidity events impacting the Portfolio or its ability to timely meet redemptions without dilution to existing shareholders. In addition, the Committee provided its assessment that the Program, including the operation of each Portfolio's HLIM, where applicable, had been effective in managing the Portfolio's liquidity risk.

**Indemnification.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Basis of Preparation.** Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**Notice of Acquisition.** On December 2, 2020, Waddell & Reed Financial, Inc. ("Waddell & Reed Financial"), the parent company of Ivy Investment Management Company ("IICO"), and Macquarie Group Limited, including its asset management division Macquarie Asset Management (together, "Macquarie"), announced that they had entered into an agreement whereby Macquarie will acquire Waddell & Reed Financial (the "Transaction"). The Transaction is subject to approval by Waddell & Reed Financial's shareholders and customary closing conditions, including receipt of applicable regulatory approvals. Subject to such approvals and the satisfaction of certain other conditions, the Transaction is expected to close by mid-2021. This is subject to change.

Under the Investment Company Act of 1940, as amended, closing of the Transaction will result in the automatic termination of each Portfolio's investment advisory agreement with IICO, and any related sub-advisory contract(s), where applicable. Each Portfolio's Board recently approved a new investment advisory agreement (and new sub-advisory agreement(s)). The new investment advisory agreement (and new sub-advisory agreement(s)) approved by each Portfolio's Board is expected to be presented to Portfolio shareholders for approval, and, if approved, would take effect upon the closing of the Transaction. Ivy Portfolios' shareholders will receive proxy materials pertaining to this and other matters relating to the Transaction in the first quarter of 2021.

**Subsequent Events.** Management has performed a review for subsequent events through the date this report was issued.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Investments in affiliated mutual funds within the Ivy Funds family are valued at their Net Asset Value ("NAV") as reported by the Underlying Funds. Short-term debt securities are valued at amortized cost, which approximates value.

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Equity Securities.** Investments in registered open-end investment management companies will be valued based upon the NAV of such investments and are categorized as Level 1 of the fair value hierarchy.

**Short-term Investments.** Short-term investments having a maturity of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board. These investments are categorized as Level 2 of the fair value hierarchy.

## 4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands)

Under a Distribution and Service Plan for each Portfolio's shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio pays a distribution and/or service fee to IDI Effective September 1, 2020 (W&R prior to September 1, 2020) in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is paid to compensate IDI/W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts. All other Portfolio expenses are borne by Ivy Investment Management Company ("IICO"), an affiliate of IDI/W&R.

IICO serves as each Portfolio's investment adviser. The Portfolios pay no management fees; however, IICO receives management fees from the underlying Ivy Funds. Each Portfolio pays advisory fees to IICO indirectly, as shareholders in the Underlying Funds. Likewise, each Portfolio indirectly pays other expenses related to the daily operations of the Underlying Funds.

As principal underwriter for each Portfolio's shares, IDI/W&R receives sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount and paid to IDI/W&R. During the year or period ended December 31, 2020, IDI effective September 1, 2020 (W&R prior to September 1, 2020) received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC | Commissions Paid[1] |
|---|---|---|---|
| InvestEd 90 Portfolio | $42 | $ 1 | $40 |
| InvestEd 80 Portfolio | 8 | — | 7 |
| InvestEd 70 Portfolio | 76 | —* | 72 |
| InvestEd 60 Portfolio | 45 | —* | 42 |
| InvestEd 50 Portfolio | 9 | — | 7 |
| InvestEd 40 Portfolio | 34 | —* | 33 |
| InvestEd 30 Portfolio | 8 | —* | 7 |
| InvestEd 20 Portfolio | 37 | 1 | 34 |
| InvestEd 10 Portfolio | 6 | — | 5 |
| InvestEd 0 Portfolio | 13 | 1 | 11 |

*Not shown due to rounding

[1]IDI/W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker dealers.

## 5. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

For the year or period ended December 31, 2020, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

| | Purchases | Sales |
|---|---|---|
| InvestEd 90 Portfolio | $ 10,548 | $ 32,867 |
| InvestEd 80 Portfolio | 17,126 | 1,475 |
| InvestEd 70 Portfolio | 65,607 | 78,840 |
| InvestEd 60 Portfolio | 29,574 | 55,067 |
| InvestEd 50 Portfolio | 34,484 | 680 |
| InvestEd 40 Portfolio | 24,450 | 53,753 |
| InvestEd 30 Portfolio | 49,986 | 3,357 |
| InvestEd 20 Portfolio | 26,791 | 81,655 |
| InvestEd 10 Portfolio | 49,839 | 2,643 |
| InvestEd 0 Portfolio | 35,890 | 44,753 |

## 6. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

| | InvestEd 90 Portfolio | | | | InvestEd 80 Portfolio | |
|---|---|---|---|---|---|---|
| | Year ended 12-31-20 | | Year ended 12-31-19 | | Period from 9-1-20 to 12-31-20 | |
| | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 567 | $ 6,383 | 706 | $7,664 | 1,738 | $17,416 |
| Shares issued in reinvestment of distributions to shareholders | 139 | 1,547 | 119 | 1,343 | — | — |
| Shares redeemed | (2,517) | (29,050) | (193) | (2,101) | (206) | (2,101) |
| Net increase (decrease) | (1,811) | $ (21,120) | 632 | $6,906 | 1,532 | $15,315 |

| | InvestEd 70 Portfolio | | | | InvestEd 60 Portfolio | | | |
|---|---|---|---|---|---|---|---|---|
| | Year ended 12-31-20 | | Year ended 12-31-19 | | Year ended 12-31-20 | | Year ended 12-31-19 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 2,740 | $ 31,524 | 1,089 | $ 12,410 | 2,900 | $ 31,236 | 2,132 | $ 22,057 |
| Shares issued in reinvestment of distributions to shareholders | 504 | 6,162 | 675 | 7,717 | 364 | 4,000 | 385 | 4,035 |
| Shares redeemed | (4,097) | (48,223) | (2,946) | (33,564) | (5,390) | (58,681) | (2,740) | (28,308) |
| Net (decrease) | (853) | $ (10,537) | (1,182) | $ (13,437) | (2,126) | $(23,445) | (223) | $ (2,216) |

| | InvestEd 50 Portfolio | | InvestEd 40 Portfolio | | | | InvestEd 30 Portfolio | |
|---|---|---|---|---|---|---|---|---|
| | Period from 9-1-20 to 12-31-20 | | Year ended 12-31-20 | | Year ended 12-31-19 | | Period from 9-1-20 to 12-31-20 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 3,759 | $37,691 | 2,016 | $ 23,168 | 2,425 | $ 26,713 | 5,422 | $54,270 |
| Shares issued in reinvestment of distributions to shareholders | — | — | 238 | 2,814 | 145 | 1,647 | — | — |
| Shares redeemed | (448) | (4,533) | (4,631) | (54,270) | (2,889) | (31,728) | (831) | (8,373) |
| Net increase (decrease) | 3,311 | $33,158 | (2,377) | $(28,288) | (319) | $ (3,368) | 4,591 | $45,897 |

| | InvestEd 20 Portfolio | | | | InvestEd 10 Portfolio | |
|---|---|---|---|---|---|---|
| | Year ended 12-31-20 | | Year ended 12-31-19 | | Period from 9-1-20 to 12-31-20 | |
| | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 2,919 | $ 31,630 | 3,120 | $32,727 | 5,432 | $54,322 |
| Shares issued in reinvestment of distributions to shareholders | 358 | 3,828 | 297 | 3,150 | — | — |
| Shares redeemed | (8,014) | (88,466) | (2,949) | (31,012) | (760) | (7,605) |
| Net increase (decrease) | (4,737) | $(53,008) | 468 | $ 4,865 | 4,672 | $ 46,717 |

| | InvestEd 0 Portfolio | | | |
|---|---|---|---|---|
| | Year ended 12-31-20 | | Year ended 12-31-19 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares | 2,348 | $24,689 | 2,163 | $22,248 |
| Shares issued in reinvestment of distributions to shareholders | 106 | 1,103 | 88 | 904 |
| Shares redeemed | (3,251) | (34,391) | (1,852) | (19,050) |
| Net increase (decrease) | (797) | $ (8,599) | 399 | $ 4,102 |

## 7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended December 31, 2020.

## 8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended December 31, 2020 follows:

| | 12-31-19 Value | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Net Change in Unrealized Appreciation/ (Depreciation) | 12-31-20 Value | Distributions Received | Capital Gain Distributions |
|---|---|---|---|---|---|---|---|---|
| **InvestEd 90 Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N | $ 972 | $1,400 | $ 1,287 | $ 142 | $ 207 | $ 1,434 | $ 8 | $ 26 |
| Ivy Corporate Bond Fund, Class N | N/A | 156 | 112 | 10 | — | 54 | 3 | 1 |
| Ivy Crossover Credit Fund, Class N | N/A | 32 | 3 | —* | (1) | 28 | 1 | —* |
| Ivy Emerging Markets Equity Fund, Class N | 2,003 | 446 | 1,661 | 124 | 198 | 1,110 | 11 | — |
| Ivy Global Bond Fund, Class N | 79 | 20 | 74 | 2 | — | 27 | 1 | — |
| Ivy Government Securities Fund, Class N | 1,713 | 479 | 1,656 | 94 | (50) | 580 | 12 | — |
| Ivy High Income Fund, Class N | 160 | 27 | 148 | (14) | 4 | 29 | 4 | — |
| Ivy International Core Equity Fund, Class N | 4,175 | 926 | 3,867 | (130) | 194 | 1,298 | 17 | — |
| Ivy International Small Cap Fund, Class N | N/A | 359 | 39 | 2 | 43 | 365 | 2 | — |
| Ivy Large Cap Growth Fund, Class N | 3,619 | 841 | 3,365 | 509 | (54) | 1,550 | 4 | 87 |
| Ivy LaSalle Global Real Estate Fund, Class N | 644 | 153 | 587 | (7) | (28) | 175 | 5 | — |
| Ivy Limited-Term Bond Fund, Class N | 780 | 120 | 770 | 10 | (6) | 134 | 5 | — |
| Ivy Mid Cap Growth Fund, Class N | 2,268 | 468 | 2,302 | 474 | (113) | 795 | 1 | 63 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 1,934 | 360 | 1,936 | 81 | (197) | 242 | 10 | — |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 5,518 | 675 | 6,344 | 683 | (532) | — | 15 | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 403 | 95 | 359 | (6) | (26) | 107 | 3 | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 3,118 | 616 | 3,170 | 378 | (392) | 550 | 23 | 20 |
| Ivy Pzena International Value Fund, Class N | N/A | 363 | 40 | 3 | 53 | 379 | 6 | — |
| Ivy Securian Core Bond Fund, Class N | 391 | 391 | 585 | 21 | (2) | 216 | 12 | 1 |
| Ivy Small Cap Core Fund, Class N(1) | 162 | 27 | 182 | (5) | (2) | — | — | — |
| Ivy Small Cap Growth Fund, Class N | 815 | 156 | 789 | 49 | 43 | 274 | — | 16 |
| Ivy Value Fund, Class N | 3,536 | 680 | 3,518 | (181) | (61) | 456 | 14 | 8 |
| | $32,290 | | | $2,239 | $(722) | $9,803 | $157 | $222 |

*Not shown due to rounding.

(1)No dividends were paid during the preceding 12 months.

| | 9-1-20 Value | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Net Change in Unrealized Appreciation/ (Depreciation) | 12-31-20 Value | Distributions Received | Capital Gain Distributions |
|---|---|---|---|---|---|---|---|---|
| **InvestEd 80 Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N . . . . . . . | N/A | $ 1,974 | $176 | $ 1 | $ 92 | $ 1,891 | $ 11 | $ 35 |
| Ivy Corporate Bond Fund, Class N . . . | N/A | 220 | 19 | —* | (7) | 194 | 7 | 4 |
| Ivy Crossover Credit Fund, Class N . . . | N/A | 45 | 4 | —* | (1) | 40 | 2 | 1 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . | N/A | 1,291 | 116 | 6 | 176 | 1,357 | 14 | — |
| Ivy Global Bond Fund, Class N . . . . . . | N/A | 85 | 8 | —* | 1 | 78 | 1 | — |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . . . . . | N/A | 1,934 | 174 | (1) | (18) | 1,741 | 8 | — |
| Ivy High Income Fund, Class N . . . . . . | N/A | 43 | 4 | —* | 2 | 41 | 1 | — |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . . . . . | N/A | 1,570 | 141 | 4 | 134 | 1,567 | 21 | — |
| Ivy International Small Cap Fund, Class N . . . . . . . . . . . . . . . . . . . . . | N/A | 421 | 38 | 2 | 54 | 439 | 3 | — |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . . . . . | N/A | 2,255 | 195 | (7) | (75) | 1,978 | 5 | 114 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . . . . . . . . | N/A | 216 | 19 | —* | 12 | 209 | 6 | — |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . | N/A | 379 | 34 | —* | — | 345 | 2 | — |
| Ivy Mid Cap Growth Fund, Class N . . . | N/A | 1,071 | 90 | 1 | 53 | 1,035 | 2 | 84 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . . | N/A | 318 | 28 | 1 | 36 | 327 | 3 | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . | N/A | 148 | 13 | 1 | 19 | 155 | 2 | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . | N/A | 795 | 69 | 2 | 21 | 749 | 13 | 28 |
| Ivy Pzena International Value Fund, Class N . . . . . . . . . . . . . . . . . . . . . | N/A | 426 | 38 | 2 | 66 | 456 | 7 | — |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . . . . . | N/A | 688 | 61 | —* | (6) | 621 | 16 | 3 |
| Ivy Small Cap Growth Fund, Class N . . | N/A | 336 | 29 | 1 | 41 | 349 | — | 21 |
| Ivy Value Fund, Class N . . . . . . . . . . | N/A | 605 | 53 | 2 | 59 | 613 | 8 | 10 |
| | N/A | | | $15 | $659 | $14,185 | $132 | $300 |

*Not shown due to rounding.*

| | 12-31-19 Value | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Net Change in Unrealized Appreciation/ (Depreciation) | 12-31-20 Value | Distributions Received | Capital Gain Distributions |
|---|---|---|---|---|---|---|---|---|
| **InvestEd 70 Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N | $ 2,343 | $8,000 | $ 1,074 | $ 147 | $2,057 | $ 11,473 | $ 65 | $ 211 |
| Ivy Corporate Bond Fund, Class N | 284 | 1,760 | 176 | 15 | 15 | 1,898 | 85 | 39 |
| Ivy Crossover Credit Fund, Class N | N/A | 298 | 12 | —* | (10) | 276 | 16 | 4 |
| Ivy Emerging Markets Equity Fund, Class N | 6,037 | 1,344 | 1,474 | 153 | 2,007 | 8,067 | 83 | — |
| Ivy Global Bond Fund, Class N | 569 | 370 | 150 | —* | 31 | 820 | 20 | — |
| Ivy Government Securities Fund, Class N | 13,499 | 7,102 | 5,307 | 456 | 95 | 15,845 | 226 | — |
| Ivy High Income Fund, Class N | 1,447 | 362 | 1,397 | (190) | 65 | 287 | 72 | — |
| Ivy International Core Equity Fund, Class N | 12,185 | 3,327 | 6,647 | (256) | 847 | 9,456 | 127 | — |
| Ivy International Small Cap Fund, Class N | N/A | 2,375 | 102 | 4 | 330 | 2,607 | 15 | — |
| Ivy Large Cap Growth Fund, Class N | 11,903 | 2,615 | 4,701 | 949 | 1,688 | 12,454 | 31 | 714 |
| Ivy LaSalle Global Real Estate Fund, Class N | 1,745 | 546 | 842 | (19) | (118) | 1,312 | 41 | — |
| Ivy Limited-Term Bond Fund, Class N | 10,149 | 2,684 | 6,563 | 52 | 98 | 6,420 | 153 | — |
| Ivy Mid Cap Growth Fund, Class N | 5,858 | 1,531 | 2,885 | 831 | 1,122 | 6,457 | 11 | 523 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 5,826 | 1,717 | 4,979 | (149) | (441) | 1,974 | 61 | — |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 16,430 | 3,200 | 20,608 | 2,557 | (1,579) | — | 85 | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 1,167 | 362 | 492 | (15) | (97) | 925 | 21 | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 10,112 | 2,684 | 8,208 | 1,178 | (1,119) | 4,647 | 172 | 175 |
| Ivy Pzena International Value Fund, Class N | N/A | 2,402 | 102 | 3 | 402 | 2,705 | 42 | — |
| Ivy Securian Core Bond Fund, Class N | 2,262 | 4,802 | 754 | 36 | 160 | 6,506 | 242 | 30 |
| Ivy Small Cap Core Fund, Class N[1] | 584 | 162 | 700 | (46) | —* | — | — | — |
| Ivy Small Cap Growth Fund, Class N | 2,065 | 532 | 1,042 | 111 | 445 | 2,111 | — | 126 |
| Ivy Value Fund, Class N | 11,620 | 3,511 | 10,162 | (1,005) | (302) | 3,662 | 106 | 61 |
| | $116,085 | | | $ 4,812 | $5,696 | $99,902 | $1,674 | $1,883 |

*Not shown due to rounding.

[1]No dividends were paid during the preceding 12 months.

| | 12-31-19 Value | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Net Change in Unrealized Appreciation/ (Depreciation) | 12-31-20 Value | Distributions Received | Capital Gain Distributions |
|---|---|---|---|---|---|---|---|---|
| **InvestEd 60 Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N . . | $ 1,056 | $ 4,199 | $ 657 | $ 100 | $1,006 | $ 5,704 | $ 33 | $ 107 |
| Ivy Corporate Bond Fund, Class N . . . . . . . . . . . . . . . . | 409 | 2,078 | 1,069 | 97 | 24 | 1,539 | 84 | 32 |
| Ivy Crossover Credit Fund, Class N . . . . . . . . . . . . . . . . | N/A | 349 | 24 | —* | (12) | 313 | 18 | 5 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . | 3,484 | 415 | 1,108 | 131 | 963 | 3,885 | 41 | — |
| Ivy Global Bond Fund, Class N . . . . . . . . . . . . . . . . | 822 | 89 | 325 | 9 | 26 | 621 | 20 | — |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . | 14,410 | 3,026 | 4,043 | 352 | 188 | 13,933 | 218 | — |
| Ivy High Income Fund, Class N . . . . . . . . . . . . . . . . | 1,462 | 155 | 1,195 | (155) | 59 | 326 | 69 | — |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . | 6,699 | 1,079 | 3,540 | (183) | 483 | 4,538 | 62 | — |
| Ivy International Small Cap Fund, Class N . . . . . . . . . . . | N/A | 1,148 | 85 | 4 | 154 | 1,221 | 7 | — |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . | 7,082 | 658 | 3,045 | 680 | 769 | 6,144 | 16 | 360 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . | 839 | 167 | 370 | (3) | (53) | 580 | 18 | — |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . | 11,799 | 901 | 10,272 | 168 | (14) | 2,582 | 134 | — |
| Ivy Mid Cap Growth Fund, Class N . . . . . . . . . . . . . . . . | 3,381 | 535 | 1,702 | 487 | 535 | 3,236 | 6 | 268 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . . . | 3,363 | 625 | 2,730 | (87) | (221) | 950 | 31 | — |
| Ivy ProShares MSCI ACWI Index Fund, Class N . . . . . . . . . . . | 9,313 | 906 | 10,733 | 1,480 | (966) | — | 43 | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . . . . . . | 631 | 125 | 262 | (5) | (50) | 439 | 11 | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . . . . . . . . . . . . . | 6,671 | 1,058 | 5,447 | 716 | (685) | 2,313 | 95 | 89 |
| Ivy Pzena International Value Fund, Class N . . . . . . . . . . . | N/A | 1,160 | 85 | 6 | 188 | 1,269 | 20 | — |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . | 3,673 | 2,364 | 1,277 | 64 | 100 | 4,924 | 210 | 24 |
| Ivy Small Cap Core Fund, Class N[(1)] . . . . . . . . . . . . . . . | 211 | 36 | 232 | (16) | 1 | — | — | — |
| Ivy Small Cap Growth Fund, Class N . . . . . . . . . . . . . . . . | 1,064 | 170 | 486 | 52 | 217 | 1,017 | — | 62 |
| Ivy Value Fund, Class N . . . . . . . | 6,916 | 1,331 | 5,813 | (526) | (171) | 1,737 | 55 | 30 |
| | $83,285 | | | $3,371 | $2,541 | $57,271 | $1,191 | $ 977 |

*Not shown due to rounding.

(1)No dividends were paid during the preceding 12 months.

| | 9-1-20 Value | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Net Change in Unrealized Appreciation/ (Depreciation) | 12-31-20 Value | Distributions Received | Capital Gain Distributions |
|---|---|---|---|---|---|---|---|---|
| **InvestEd 50 Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N . . . | N/A | $ 2,601 | $ 56 | $ 1 | $ 130 | $ 2,676 | $ 15 | $ 47 |
| Ivy Corporate Bond Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 1,161 | 24 | —* | (40) | 1,097 | 40 | 21 |
| Ivy Crossover Credit Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 271 | 5 | —* | (9) | 257 | 14 | 4 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . | N/A | 1,498 | 33 | 1 | 217 | 1,683 | 17 | — |
| Ivy Global Bond Fund, Class N . . . | N/A | 429 | 10 | —* | 6 | 425 | 6 | — |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 9,857 | 216 | —* | (95) | 9,546 | 40 | — |
| Ivy High Income Fund, Class N . . . | N/A | 259 | 5 | —* | 13 | 267 | 5 | — |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 1,845 | 41 | 1 | 167 | 1,972 | 25 | — |
| Ivy International Small Cap Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 468 | 10 | —* | 64 | 522 | 3 | — |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 3,042 | 64 | —* | (105) | 2,873 | 7 | 158 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . | N/A | 262 | 6 | —* | 15 | 271 | 8 | — |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 1,702 | 37 | —* | 1 | 1,666 | 9 | — |
| Ivy Mid Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 1,429 | 28 | 1 | 76 | 1,478 | 2 | 115 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . | N/A | 385 | 9 | 1 | 47 | 424 | 4 | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 171 | 3 | —* | 23 | 191 | 2 | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 1,072 | 22 | 1 | 31 | 1,082 | 18 | 39 |
| Ivy Pzena International Value Fund, Class N . . . . . . . . . . . . . | N/A | 473 | 10 | 1 | 78 | 542 | 8 | — |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 3,483 | 74 | —* | (34) | 3,375 | 83 | 15 |
| Ivy Small Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 452 | 10 | 1 | 59 | 502 | — | 29 |
| Ivy Value Fund, Class N . . . . . . . . | N/A | 785 | 17 | 1 | 82 | 851 | 10 | 14 |
| | N/A | | | $ 9 | $726 | $31,700 | $316 | $442 |

*Not shown due to rounding.*

| | 12-31-19 Value | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Net Change in Unrealized Appreciation/ (Depreciation) | 12-31-20 Value | Distributions Received | Capital Gain Distributions |
|---|---|---|---|---|---|---|---|---|
| **InvestEd 40 Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N | $ 411 | $2,839 | $ 463 | $ 59 | $ 628 | $ 3,474 | $ 20 | $ 63 |
| Ivy Corporate Bond Fund, Class N | 597 | 2,475 | 1,174 | 108 | 46 | 2,052 | 108 | 42 |
| Ivy Crossover Credit Fund, Class N | N/A | 452 | 20 | —* | (15) | 417 | 24 | 6 |
| Ivy Emerging Markets Equity Fund, Class N | 2,331 | 358 | 1,177 | 181 | 498 | 2,191 | 22 | — |
| Ivy Global Bond Fund, Class N | 1,199 | 84 | 507 | 19 | 33 | 828 | 28 | — |
| Ivy Government Securities Fund, Class N | 20,328 | 3,413 | 5,865 | 522 | 262 | 18,660 | 315 | — |
| Ivy High Income Fund, Class N | 1,828 | 170 | 1,457 | (180) | 73 | 434 | 89 | — |
| Ivy International Core Equity Fund, Class N | 3,868 | 735 | 2,177 | (104) | 287 | 2,609 | 35 | — |
| Ivy International Small Cap Fund, Class N | N/A | 638 | 30 | 1 | 87 | 696 | 4 | — |
| Ivy Large Cap Growth Fund, Class N | 5,010 | 533 | 3,046 | 826 | 367 | 3,690 | 9 | 211 |
| Ivy LaSalle Global Real Estate Fund, Class N | 612 | 135 | 336 | (8) | (35) | 368 | 11 | — |
| Ivy Limited-Term Bond Fund, Class N | 18,398 | 1,078 | 15,793 | 237 | (3) | 3,917 | 207 | — |
| Ivy Mid Cap Growth Fund, Class N | 1,850 | 383 | 934 | 276 | 363 | 1,938 | 3 | 156 |
| Ivy Mid Cap Income Opportunities Fund, Class N | 1,840 | 414 | 1,471 | (53) | (117) | 613 | 17 | — |
| Ivy ProShares MSCI ACWI Index Fund, Class N | 5,558 | 722 | 6,606 | 915 | (589) | — | 26 | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N | 614 | 111 | 395 | (41) | (56) | 233 | 7 | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N | 5,271 | 979 | 4,882 | 549 | (598) | 1,319 | 64 | 49 |
| Ivy Pzena International Value Fund, Class N | N/A | 645 | 30 | 1 | 106 | 722 | 11 | – |
| Ivy Securian Core Bond Fund, Class N | 5,159 | 2,887 | 2,255 | 120 | 108 | 6,019 | 264 | 28 |
| Ivy Small Cap Core Fund, Class N[1] | 205 | 42 | 234 | (13) | —* | — | — | — |
| Ivy Small Cap Growth Fund, Class N | 414 | 232 | 130 | 13 | 126 | 655 | — | 39 |
| Ivy Value Fund, Class N | 4,892 | 1,112 | 4,422 | (385) | (119) | 1,078 | 37 | 18 |
| | $80,385 | | | $3,043 | $1,452 | $ 51,913 | $1,301 | $612 |

*Not shown due to rounding.

[1]No dividends were paid during the preceding 12 months.

| | 9-1-20 Value | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Net Change in Unrealized Appreciation/ (Depreciation) | 12-31-20 Value | Distributions Received | Capital Gain Distributions |
|---|---|---|---|---|---|---|---|---|
| **InvestEd 30 Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N . . . . | N/A | $ 2,262 | $ 145 | $ 2 | $ 111 | $ 2,230 | $ 13 | $ 41 |
| Ivy Corporate Bond Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 1,944 | 121 | —* | (68) | 1,755 | 67 | 36 |
| Ivy Crossover Credit Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 263 | 16 | —* | (9) | 238 | 14 | 4 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 1,365 | 89 | 4 | 196 | 1,476 | 15 | — |
| Ivy Global Bond Fund, Class N . . . | N/A | 622 | 40 | —* | 8 | 590 | 8 | — |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 17,248 | 1,127 | (9) | (164) | 15,948 | 72 | — |
| Ivy High Income Fund, Class N . . . | N/A | 251 | 16 | —* | 12 | 247 | 5 | — |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 1,617 | 105 | 4 | 144 | 1,660 | 22 | — |
| Ivy International Small Cap Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 432 | 28 | 2 | 57 | 463 | 3 | — |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 2,594 | 161 | (2) | (94) | 2,337 | 6 | 135 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . . . | N/A | 253 | 16 | 1 | 14 | 252 | 8 | — |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 8,758 | 572 | —* | 7 | 8,193 | 47 | — |
| Ivy Mid Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 1,203 | 73 | 2 | 63 | 1,195 | 2 | 97 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . . . | N/A | 310 | 20 | 1 | 37 | 328 | 3 | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 124 | 8 | 1 | 16 | 133 | 2 | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 907 | 56 | 2 | 26 | 879 | 15 | 33 |
| Ivy Pzena International Value Fund, Class N . . . . . . . . . . . . . . | N/A | 437 | 28 | 2 | 71 | 482 | 8 | — |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 5,681 | 362 | —* | (57) | 5,262 | 135 | 25 |
| Ivy Small Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 328 | 20 | 1 | 42 | 351 | — | 21 |
| Ivy Value Fund, Class N . . . . . . . . | N/A | 633 | 40 | 2 | 65 | 660 | 8 | 11 |
| | N/A | | | $13 | $ 477 | $44,679 | $453 | $403 |

*Not shown due to rounding.*

| | 12-31-19 Value | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Net Change in Unrealized Appreciation/ (Depreciation) | 12-31-20 Value | Distributions Received | Capital Gain Distributions |
|---|---|---|---|---|---|---|---|---|
| **InvestEd 20 Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N ............... | $ 290 | $ 1,823 | $ 474 | $ 69 | $ 448 | $ 2,156 | $ 12 | $ 39 |
| Ivy Corporate Bond Fund, Class N ............... | 561 | 3,023 | 1,412 | 131 | 49 | 2,352 | 123 | 48 |
| Ivy Crossover Credit Fund, Class N ............... | N/A | 170 | 5 | —* | (6) | 159 | 9 | 2 |
| Ivy Emerging Markets Equity Fund, Class N ............ | 1,791 | 345 | 1,604 | 267 | 186 | 985 | 10 | — |
| Ivy Global Bond Fund, Class N ............... | 1,408 | 126 | 965 | 45 | 18 | 632 | 29 | — |
| Ivy Government Money Market Fund, Class N ............ | 2,784 | 38 | 2,822 | — | — | — | 8 | — |
| Ivy Government Securities Fund, Class N ............ | 30,040 | 6,560 | 16,445 | 1,430 | (185) | 21,400 | 451 | — |
| Ivy High Income Fund, Class N ............... | 2,003 | 181 | 1,884 | (228) | 95 | 167 | 92 | — |
| Ivy International Core Equity Fund, Class N ............ | 2,295 | 540 | 1,811 | (97) | 183 | 1,110 | 15 | — |
| Ivy International Small Cap Fund, Class N ............ | N/A | 241 | 8 | —* | 33 | 266 | 1 | — |
| Ivy Large Cap Growth Fund, Class N ............... | 5,000 | 793 | 4,817 | 1,340 | 37 | 2,353 | 6 | 133 |
| Ivy LaSalle Global Real Estate Fund, Class N ............ | 575 | 140 | 498 | (24) | (25) | 168 | 5 | — |
| Ivy Limited-Term Bond Fund, Class N ............... | 40,707 | 3,453 | 26,325 | 583 | 156 | 18,574 | 600 | — |
| Ivy Mid Cap Growth Fund, Class N ............... | 1,158 | 309 | 611 | 107 | 280 | 1,243 | 2 | 100 |
| Ivy Mid Cap Income Opportunities Fund, Class N ............... | 1,152 | 309 | 1,018 | (64) | (29) | 350 | 11 | — |
| Ivy ProShares MSCI ACWI Index Fund, Class N ............ | 5,802 | 1,011 | 7,210 | 1,024 | (627) | — | 29 | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N ............ | 288 | 77 | 158 | (4) | (25) | 178 | 4 | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N ............... | 5,143 | 1,164 | 5,461 | 595 | (603) | 838 | 57 | 31 |
| Ivy Pzena International Value Fund, Class N ............ | N/A | 243 | 8 | —* | 40 | 275 | 4 | — |
| Ivy Securian Core Bond Fund, Class N ............... | 6,152 | 2,481 | 2,752 | 135 | 100 | 6,116 | 279 | 28 |
| Ivy Small Cap Core Fund, Class N[(1)] ............... | 289 | 72 | 345 | (16) | — | — | — | — |
| Ivy Small Cap Growth Fund, Class N ............... | 292 | 83 | 91 | 12 | 79 | 375 | — | 22 |
| Ivy Value Fund, Class N ...... | 4,883 | 1,302 | 4,932 | (442) | (107) | 704 | 32 | 12 |
| | $112,613 | | | $4,863 | $ 97 | $60,401 | $1,779 | $415 |

*Not shown due to rounding.

(1)No dividends were paid during the preceding 12 months.

| | 9-1-20 Value | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Net Change in Unrealized Appreciation/ (Depreciation) | 12-31-20 Value | Distributions Received | Capital Gain Distributions |
|---|---|---|---|---|---|---|---|---|
| **InvestEd 10 Portfolio** | | | | | | | | |
| Ivy Core Equity Fund, Class N . . . | N/A | $ 884 | $ 47 | $—* | $ 43 | $ 880 | $ 5 | $ 16 |
| Ivy Corporate Bond Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 2,863 | 148 | —* | (100) | 2,615 | 99 | 54 |
| Ivy Emerging Markets Equity Fund, Class N . . . . . . . . . . . . | N/A | 249 | 14 | 1 | 36 | 272 | 3 | — |
| Ivy Global Bond Fund, Class N . . . | N/A | 499 | 27 | —* | 7 | 479 | 7 | — |
| Ivy Government Securities Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 17,321 | 944 | —* | (167) | 16,210 | 72 | — |
| Ivy International Core Equity Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 312 | 17 | 1 | 28 | 324 | 4 | — |
| Ivy International Small Cap Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 62 | 3 | —* | 8 | 67 | —* | — |
| Ivy Large Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 1,043 | 54 | —* | (38) | 951 | 2 | 54 |
| Ivy LaSalle Global Real Estate Fund, Class N . . . . . . . . . . . . | N/A | 64 | 3 | —* | 3 | 64 | 2 | — |
| Ivy Limited-Term Bond Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 20,562 | 1,119 | 1 | 18 | 19,462 | 110 | — |
| Ivy Mid Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 470 | 24 | 1 | 25 | 472 | 1 | 38 |
| Ivy Mid Cap Income Opportunities Fund, Class N . . . . . . . . . . . . | N/A | 125 | 7 | —* | 15 | 133 | 1 | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 62 | 3 | —* | 9 | 68 | 1 | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 391 | 20 | 1 | 10 | 382 | 7 | 14 |
| Ivy Pzena International Value Fund, Class N . . . . . . . . . . . . | N/A | 63 | 3 | —* | 10 | 70 | 1 | — |
| Ivy Securian Core Bond Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 3,550 | 189 | —* | (34) | 3,327 | 85 | 16 |
| Ivy Small Cap Growth Fund, Class N . . . . . . . . . . . . . . . . . | N/A | 132 | 7 | —* | 17 | 142 | — | 9 |
| Ivy Value Fund, Class N . . . . . . . . | N/A | 254 | 14 | 1 | 26 | 267 | 3 | 4 |
| | N/A | | | $ 6 | $ (84) | $46,185 | $403 | $205 |

*Not shown due to rounding.*

| | 12-31-19 Value | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Net Change in Unrealized Appreciation/ (Depreciation) | 12-31-20 Value | Distributions Received | Capital Gain Distributions |
|---|---|---|---|---|---|---|---|---|
| **InvestEd 0 Portfolio** | | | | | | | | |
| Ivy Corporate Bond Fund, Class N | $ 130 | $ 265 | $ 158 | $ —* | $ (12) | $ 225 | $ 9 | $ 4 |
| Ivy Government Money Market Fund, Class N | 5,301 | 567 | 5,868 | — | — | — | 16 | — |
| Ivy Government Securities Fund, Class N | 5,168 | 13,172 | 2,329 | 129 | (39) | 16,101 | 131 | — |
| Ivy Limited-Term Bond Fund, Class N | 38,850 | 19,163 | 31,482 | 739 | 241 | 27,511 | 750 | — |
| Ivy Securian Core Bond Fund, Class N | 2,338 | 2,723 | 4,916 | 208 | (15) | 338 | 71 | 2 |
| | $ 51,787 | | | $1,076 | $175 | $44,175 | $977 | $ 6 |

*Not shown due to rounding.*

## 9. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2020 and the related unrealized appreciation (depreciation) were as follows:

| Portfolio | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| InvestEd 90 Portfolio | $ 10,786 | $ 1,024 | $ 145 | $ 879 |
| InvestEd 80 Portfolio | 15,791 | 919 | 109 | 810 |
| InvestEd 70 Portfolio | 103,391 | 11,896 | 753 | 11,143 |
| InvestEd 60 Portfolio | 58,333 | 6,308 | 366 | 5,942 |
| InvestEd 50 Portfolio | 33,916 | 1,220 | 283 | 937 |
| InvestEd 40 Portfolio | 51,927 | 4,290 | 243 | 4,047 |
| InvestEd 30 Portfolio | 46,763 | 1,042 | 392 | 650 |
| InvestEd 20 Portfolio | 60,045 | 3,071 | 147 | 2,924 |
| InvestEd 10 Portfolio | 47,301 | 319 | 340 | (21) |
| InvestEd 0 Portfolio | 43,973 | 413 | 11 | 402 |

For Federal income tax purposes, the Portfolios' undistributed earnings and profit for the year ended December 31, 2020 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

| Portfolio | Undistributed Ordinary Income | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|
| InvestEd 90 Portfolio | $ 677 | $1,930 | $— | $— | $— |
| InvestEd 80 Portfolio | 183 | 296 | — | — | — |
| InvestEd 70 Portfolio | 2,541 | 5,639 | — | — | — |
| InvestEd 60 Portfolio | 1,796 | 3,638 | — | — | — |
| InvestEd 50 Portfolio | 345 | 442 | — | — | — |
| InvestEd 40 Portfolio | 1,861 | 2,962 | — | — | — |
| InvestEd 30 Portfolio | 507 | 403 | — | — | — |
| InvestEd 20 Portfolio | 2,408 | 4,423 | — | — | — |
| InvestEd 10 Portfolio | 410 | 205 | — | — | — |
| InvestEd 0 Portfolio | 1,001 | 917 | — | — | — |

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that are generated between January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2020 and 2019 were as follows:

| | December 31, 2020 | | December 31, 2019 | |
| Portfolio | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains |
|---|---|---|---|---|
| InvestEd 90 Portfolio | $ 677 | $ 870 | $ 481 | $ 862 |
| InvestEd 80 Portfolio | — | — | N/A | N/A |
| InvestEd 70 Portfolio | 2,512 | 3,650 | 3,756 | 3,961 |
| InvestEd 60 Portfolio | 1,862 | 2,138 | 2,103 | 1,932 |
| InvestEd 50 Portfolio | — | — | N/A | N/A |
| InvestEd 40 Portfolio | 1,809 | 1,005 | 1,647 | — |
| InvestEd 30 Portfolio | — | — | N/A | N/A |
| InvestEd 20 Portfolio | 2,573 | 1,255 | 2,253 | 897 |
| InvestEd 10 Portfolio | — | — | N/A | N/A |
| InvestEd 0 Portfolio | 1,099 | 3 | 906 | — |

(1)Includes short-term capital gains distributed, if any.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses and start up costs. At December 31, 2020, the following reclassifications were made:

| Portfolio | Accumulated Earnings Gain (Loss) | Paid-In Capital |
|---|---|---|
| InvestEd 90 Portfolio | $(24) | $ 24 |
| InvestEd 80 Portfolio | 9 | (9) |
| InvestEd 70 Portfolio | — | — |
| InvestEd 60 Portfolio | — | — |
| InvestEd 50 Portfolio | 19 | (19) |
| InvestEd 40 Portfolio | — | — |
| InvestEd 30 Portfolio | 29 | (29) |
| InvestEd 20 Portfolio | — | — |
| InvestEd 10 Portfolio | 28 | (28) |
| InvestEd 0 Portfolio | — | — |

To the Shareholders and Board of Trustees of InvestEd Portfolios:

## Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of InvestEd Portfolios (the "Funds"), comprising the InvestEd 90 Portfolio (formerly, InvestEd Aggressive Portfolio), InvestEd 80 Portfolio, InvestEd 70 Portfolio (formerly, InvestEd Growth Portfolio), InvestEd 60 Portfolio (formerly, InvestEd Balanced Portfolio), InvestEd 50 Portfolio, InvestEd 40 Portfolio (formerly, InvestEd Conservative Portfolio), InvestEd 30 Portfolio, InvestEd 20 Portfolio (formerly, InvestEd Income Portfolio), InvestEd 10 Portfolio and InvestEd 0 Portfolio (formerly, InvestEd Fixed Income Portfolio), including the schedules of investments, as of December 31, 2020, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended for InvestEd 70 Portfolio, InvestEd 60 Portfolio, and InvestEd 40 Portfolio; the related statements of operations, changes in net assets, and the financial highlights for the periods indicated in the table below for InvestEd 90 Portfolio, InvestEd 80 Portfolio, InvestEd 50 Portfolio, InvestEd 30 Portfolio, InvestEd 20 Portfolio, InvestEd 10 Portfolio, and InvestEd 0 Portfolio; and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds as of December 31, 2020, and the results of their operations for the year then ended or for the period listed in the table below, the changes in their net assets for each of the two years in the period then ended or for the period listed in the table below, and the financial highlights for each of the five years in the period then ended (or for the period listed in the table below), in conformity with accounting principles generally accepted in the United States of America.

| Individual Fund Comprising the InvestEd Portfolios | Statement of Operations | Statements of Changes in Net Assets | Financial Highlights |
|---|---|---|---|
| InvestEd 90 Portfolio (formerly, InvestEd Aggressive Portfolio) | For the year ended December 31, 2020 | For the years ended December 31, 2020 and 2019 | For the years ended December 31, 2020, 2019, 2018, and the period from September 18, 2017 (commencement of operations) through December 31, 2017 |
| InvestEd 80 Portfolio | For the period September 1, 2020 (commencement of operations) through December 31, 2020 | | |
| InvestEd 50 Portfolio | For the period September 1, 2020 (commencement of operations) through December 31, 2020 | | |
| InvestEd 30 Portfolio | For the period September 1, 2020 (commencement of operations) through December 31, 2020 | | |
| InvestEd 20 Portfolio (formerly, InvestEd Income Portfolio) | For the year ended December 31, 2020 | For the years ended December 31, 2020 and 2019 | For the years ended December 31, 2020, 2019, 2018, and the period from September 18, 2017 (commencement of operations) through December 31, 2017 |
| InvestEd 10 Portfolio | For the period September 1, 2020 (commencement of operations) through December 31, 2020 | | |
| InvestEd 0 Portfolio (formerly, InvestEd Fixed Income Portfolio) | For the year ended December 31, 2020 | For the years ended December 31, 2020 and 2019 | For the years ended December 31, 2020, 2019, 2018, and the period from September 18, 2017 (commencement of operations) through December 31, 2017 |

## Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2020, by correspondence with the custodian and transfer agent. We believe that our audits provide a reasonable basis for our opinion.

*Deloitte & Touche LLP*

Kansas City, Missouri
February 12, 2021

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

AMOUNTS NOT ROUNDED (UNAUDITED)

The following information is provided solely to satisfy the requirements set forth by the Internal Revenue Code.

The Portfolios hereby designate the following amounts as distributions of long-term capital gains:

| | |
|---|---:|
| InvestEd 90 Portfolio | $ 884,392 |
| InvestEd 80 Portfolio | — |
| InvestEd 70 Portfolio | 3,649,446 |
| InvestEd 60 Portfolio | 2,138,063 |
| InvestEd 50 Portfolio | — |
| InvestEd 40 Portfolio | 1,005,133 |
| InvestEd 30 Portfolio | — |
| InvestEd 20 Portfolio | 1,254,778 |
| InvestEd 10 Portfolio | — |
| InvestEd 0 Portfolio | 3,373 |

The Portfolios utilized the following earnings and profits distributed to shareholders on the redemption of shares as part of the dividends paid deduction:

| | |
|---|---:|
| InvestEd 90 Portfolio | $14,586 |
| InvestEd 80 Portfolio | — |
| InvestEd 70 Portfolio | — |
| InvestEd 60 Portfolio | — |
| InvestEd 50 Portfolio | — |
| InvestEd 40 Portfolio | — |
| InvestEd 30 Portfolio | — |
| InvestEd 20 Portfolio | — |
| InvestEd 10 Portfolio | — |
| InvestEd 0 Portfolio | — |

(UNAUDITED)

Each of the individuals listed below serves as a trustee for the Trust (10 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, the Ivy Funds (45 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and Ivy Variable Insurance Portfolios ("Ivy VIP") (28 portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Trust's Board and of the board of trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (the "SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

## DISINTERESTED TRUSTEES

| NAME, ADDRESS AND YEAR OF BIRTH | POSITION(S) HELD WITH THE TRUST | TRUSTEE SINCE | PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS | OTHER DIRECTORSHIPS HELD |
|---|---|---|---|---|
| James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947 | Trustee | 2001 | Emeritus Dean and Professor of Law, Washburn University School of Law (1973 to present). | Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company – Montana and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, WRA Funds (1997-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy VIP (1997 to present) (28 portfolios overseen); Trustee, Ivy Funds (2017 to present) (45 portfolios overseen); Trustee, IVH (2017 to present) (1 portfolio overseen). |
| H. Jeffrey Dobbs 6300 Lamar Avenue Overland Park, KS 66202 1955 | Trustee | 2019 | Global Sector Chairman, Industrial Manufacturing, KPMG LLP (2010-2015). | Director, Valparaiso University (2012 to present); Director, TechAccel LLC (2015 to present) (Tech R&D); Board Member, Kansas City Repertory Theatre (2015 to present); Board Member, PatientsVoices, Inc. (technology) (2018 to present); Board Member, Kansas City Campus for Animal Care (2018 to present); Director, National Association of Manufacturers (2010-2015); Director, The Children's Center (2003-2015); Director, Metropolitan Affairs Coalition (2003-2015); Director, Michigan Roundtable for Diversity and Inclusion (2003-2015); Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen). |
| James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950 | Trustee | 2017 | Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Partner, 1788 Chicken, LLC (food franchise) (2016 to present). | Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen). |

| NAME, ADDRESS AND YEAR OF BIRTH | POSITION(S) HELD WITH THE TRUST | TRUSTEE SINCE | PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS | OTHER DIRECTORSHIPS HELD |
|---|---|---|---|---|
| Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967 | Trustee Independent Chairman | Trust: 2007 Fund Complex: 1998 2015 | President (2020 to present), Interim President (2019-2020), Vice President (2010-2019) and Dean (2010-2019), College of Law, University of Oklahoma; Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present). | Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Director, University of Oklahoma Medical, Inc. (2020 to present) (non-profit); Independent Chairman and Trustee, WRA Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Independent Chairman and Trustee, Ivy NextShares (2016-2019); Independent Chairman and Trustee, Ivy VIP (Independent Chairman: 2015 to present; Trustee: 1998 to present) (28 portfolios overseen); Independent Chairman and Trustee, Ivy Funds, (Independent Chairman: 2006 to present; Trustee: 1998 to present) (45 portfolios overseen); Independent Chairman and Trustee, IVH (2003 to present) (1 portfolio overseen). |
| Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951 | Trustee | 2017 | Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to 2020); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989). | Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen). |
| Sandra A.J. Lawrence 6300 Lamar Avenue Overland Park, KS 66202 1957 | Trustee | 2019 | Retired, formerly, Chief Administrative Officer, Children's Mercy Hospitals and Clinics (2016-2019); CFO, Children's Mercy Hospitals and Clinics (2005-2016). | Director, Hall Family Foundation (1993 to present); Director, Westar Energy (2004-2018); Trustee, Nelson-Atkins Museum of Art (non-profit) (2007 to present); Director, Turn the Page KC (non-profit) (2012-2016); Director, Kansas Metropolitan Business and Healthcare Coalition (non-profit) (2017-2019); Director, National Association of Corporate Directors (non-profit) (2017 to present); Director, American Shared Hospital Services (2017 to present); Director, Evergy, Inc., Kansas City Power & Light Company, KCP&L Greater Missouri Operations Company, Westar Energy, Inc. and Kansas Gas and Electric Company (related utility companies) (2018 to present); Director, Stowers (research) (2018); Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen). |
| Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953 | Trustee | 2001 | Shareholder/Director, Polsinelli PC (law firm) (1980 to present). | Trustee, WRA Funds (1996-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy VIP (1996 to present) (28 portfolios overseen); Trustee, Ivy Funds (2017 to present) (45 portfolios overseen); Trustee, IVH (2017 to present) (1 portfolio overseen). |

| NAME, ADDRESS AND YEAR OF BIRTH | POSITION(S) HELD WITH THE TRUST | TRUSTEE SINCE | PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS | OTHER DIRECTORSHIPS HELD |
|---|---|---|---|---|
| Michael G. Smith<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1944 | Trustee | 2017 | Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999). | Director, Executive Board, Cox Business School, Southern Methodist University (1998-2019); Lead Director, Northwestern Mutual Funds (2003-2017) (29 portfolios overseen); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, Ivy Funds (2002 to present) (45 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen). |

## INTERESTED TRUSTEE

Mr. Sanders is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly-owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company ("IICO"), each Fund's principal underwriter, Ivy Distributors, Inc. ("IDI"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), a subsidiary of Waddell & Reed, Inc. ("Waddell & Reed"), as well as by virtue of his personal ownership of shares of WDR. The address for the Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

| NAME AND YEAR OF BIRTH | POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX | TRUSTEE/OFFICER SINCE* | PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS | OTHER DIRECTORSHIPS HELD |
|---|---|---|---|---|
| Philip J. Sanders<br>1959 | Trustee | 2019 | CEO, WDR (2016 to present); President, CEO and Chairman, IICO (2016 to present); President of each of the funds in the Fund Complex (2016 to present); CIO, WDR (2011-2019); CIO, IICO (2010-2019). | Trustee, NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, Ivy Funds (2019 to present) (45 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen). |

*The Trustee became a Trustee (and, as applicable, an officer) in 2001, as reflected by the first date shown. The second date shows when the Trustee first became a director (and, as applicable, an officer) of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).

## OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

| NAME AND YEAR OF BIRTH | POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX | OFFICER OF TRUST SINCE | OFFICER OF FUND COMPLEX SINCE* | PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS |
|---|---|---|---|---|
| Jennifer K. Dulski<br>1980 | Secretary | 2017 | 2017 | Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed, IICO and IDI (2018 to present). |
| Joseph W. Kauten<br>1969 | Vice President | 2009 | 2006 | Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Senior Vice President of Waddell & Reed Services Company (WRSCO) (2014 to present). |
| | Treasurer | 2009 | 2006 | |
| | Principal Financial Officer | 2009 | 2007 | |
| Philip J. Sanders**<br>1959 | President | 2016 | 2006 | CEO of WDR (2016 to present); President, CEO and Chairman of IICO (2016 to present) and WRIMCO (2016-2018); President of each of the funds in the Funds Complex (2016 to present); CIO of WDR (2011 to present); CIO of IICO (2010-2019) and WRIMCO (2010-2018). |
| Scott J. Schneider<br>1968 | Vice President | 2009 | 2006 | Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO (2006 to present) and WRIMCO (2006-2018). |
| | Chief Compliance Officer | 2009 | 2004 | |

| NAME AND YEAR OF BIRTH | POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX | OFFICER OF TRUST SINCE | OFFICER OF FUND COMPLEX SINCE* | PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS |
|---|---|---|---|---|
| Philip A. Shipp 1969 | Assistant Secretary | 2012 | 2012 | Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010-present). |

*This is the date when the Officer first became an officer of one or more of the funds that are the predecessors to current funds within the Fund Complex (if applicable).

**Mr. Sanders was Vice President of the Trust since 2006, and of the other trusts within the Fund Complex since 1998, until his appointment as President in August 2016.

InvestEd 90 Portfolio
InvestEd 70 Portfolio
InvestEd 60 Portfolio
InvestEd 40 Portfolio
InvestEd 20 Portfolio
InvestEd 0 Portfolio

At a meeting of the Board of Trustees (the "Board") of InvestEd Portfolios (the "Trust") held on August 11th and 12th, 2020, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust with respect to the following series of the Trust: InvestEd 90 Portfolio, InvestEd 70 Portfolio, InvestEd 60 Portfolio, InvestEd 40 Portfolio, InvestEd 20 Portfolio and InvestEd 0 Portfolio (each, a "Fund" and together, the "Funds").

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the Management Agreement, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO, profitability (including any fall-out benefits) from IICO's relationship with each Fund, economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO in response to a 15(c) due diligence request list submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2020. They further reviewed these materials extensively among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 11-12, 2020 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Management Agreement are discussed separately below.

## Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO, taking into account the large amount of materials produced by IICO in response to the 15(c) due diligence requests submitted by independent legal counsel to the Independent Trustees.

The Board also took into account the review that its Investment Oversight Committee (the "IOC") had conducted, in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the changes IICO and its affiliates have been undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the overall rationalization of the fund complex (both completed and/or proposed), which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO, as well as the other services provided to the Funds by IICO (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

## Benefits from the Relationship with the Funds

The Board next discussed whether IICO derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided to the Funds. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered that WISC has outsourced certain of its transactional processing operations to a sub-agent, which is designed to promote, and has achieved, greater efficiencies and savings for Fund shareholders over time. After full consideration of these and other factors, the Board concluded that neither IICO nor any of its affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO.

## Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the various initiatives that IICO has recently undertaken, and continues to implement, in seeking to rationalize the Ivy Funds complex, including the Trust, as well as to reduce expenses and seek to enhance performance.

## Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark indices and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance was acceptable.

The Board also considered the expenses and expense ratio of each Fund in light of the services provided by IICO. The Board also compared each Fund's expenses, including any advisory, distribution and shareholder servicing fees with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

## Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged the independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the Ivy Funds complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2020, approximately 23% of the funds within the Ivy Funds complex were in the top quartile of performance and 55% of such funds were in the top two quartiles of performance and that short-term performance of

such funds were showing signs of improvement. Specifically, the report noted that 50% of the funds within the Ivy Funds complex were in the top two quartiles in the one-year period. The independent fee consultant noted that the funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were reasonable in relation to the average total expenses of their respective group of peer funds and that their net management fees were reasonable in relation to the average net management fees of their respective groups of peer funds. The report also stated that the management fees IICO charges to the funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow. The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on funds within the fund complex that are subadvised by unaffiliated subadvisers. It indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Management Agreement.

# APPROVAL OF INVESTMENT MANAGEMENT AGREEMENT

InvestEd 80 Portfolio
InvestEd 50 Portfolio
InvestEd 30 Portfolio
InvestEd 10 Portfolio

At a meeting of the Board of Trustees (the "Board") of InvestEd Portfolios (the "Trust") held on August 11th and 12th, 2020, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), considered and approved an amendment to the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, on behalf of InvestEd 80 Portfolio, InvestEd 50 Portfolio, InvestEd 30 Portfolio, InvestEd 10 Portfolio (each, a "New Fund" and together, the "New Funds"), to include the New Funds under the Management Agreement.

The Independent Trustees were assisted in their consideration of the Management Agreement by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel had provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the Management Agreement, including, among other things, the nature and the quality of the services proposed to be provided to the New Funds by IICO, potential profitability of IICO (including any fall-out benefits) from its proposed relationship with the New Funds, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The material factors and conclusions that formed the basis for the Board's determination to approve the Management Agreement on behalf of the New Funds are discussed below.

The Board noted that although the New Funds had not yet commenced operations, each New Fund appears to be designed to be able to achieve acceptable performance. The Board also considered the proposed expenses of each New Fund, the cost of the services proposed to be provided by IICO, including as compared to the other series of the Trust and comparable funds, and concluded that the proposed expenses of the New Funds were acceptable. The Board, however, did not discuss the projected profitability of IICO in managing the New Funds, because the New Funds had not yet commenced operations. However, the Board noted that it would monitor profitability once the New Funds begin operations. The Board also considered the nature, extent and quality of services proposed to be provided to the New Funds by IICO, taking into account the investment objective and strategy of each New Fund, the Board's experience with IICO, and the materials that management had provided to the Board on the New Funds. In addition, the Board reviewed the resources and key personnel of IICO. The Board also considered other services proposed to be provided to the New Funds by IICO based upon their current experiences with IICO, such as IICO's ability to monitor adherence to the New Funds' investment restrictions, producing reports, providing support services for the Board and Board committees on fund matters, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services proposed to be provided by IICO are reasonable, considering the quality of the services currently provided by IICO for other series of the Trust. The Board also discussed whether IICO would derive any other direct or indirect benefits from serving as investment adviser to the New Funds. The Board considered the benefits that would accrue to IICO from its relationship with the New Funds, including the fact that a variety of services for the New Funds are proposed to be provided by affiliates of IICO or their agents, including distribution, shareholder servicing and transfer agency services. After consideration of these and other factors, the Board concluded that neither IICO nor any of its affiliates would receive any additional direct or indirect benefits that would preclude the Board from approving the amendment to the Management Agreement with IICO to add the New Funds. Finally, the Board considered the recommendation of the Investment Oversight Committee, which previously had considered these matters, and had recommended that the Board approve the Management Agreement on behalf of the New Funds.

| FACTS | What does InvestEd Portfolios do with your personal information? |
|---|---|
| Why? | Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share and protect your personal information. Please read this notice carefully to understand what we do. |
| What? | The types of personal information we collect and share depend on the product or service you have with us. The information can include: |
| | • Social Security Number and income, |
| | • Assets and transaction history, and |
| | • Checking account information and wire transfer instructions. |
| | When you are no longer our customer, we continue to share your information as described in this notice. |
| How? | All financial companies need to share customers' personal information to conduct everyday business. In the section below, we list the reasons financial companies can share their customers' personal information, the reasons InvestEd Portfolios chooses to share, and whether you can limit this sharing. |

| Reasons we can share your personal information | Does InvestEd Portfolios share? | Can you limit this sharing? |
|---|---|---|
| For our everyday business purposes – such as to process your transactions, maintain your accounts, respond to court orders and legal investigations or report to credit bureaus | Yes | No |
| For our marketing purposes – to offer our products and services to you | Yes | No |
| For joint marketing with other financial companies | No | We don't share |
| For our affiliates' everyday business purposes – information about your transactions and experiences | Yes | No |
| For our affiliates everyday business purposes – information about your creditworthiness | No | We don't share |
| For our affiliates to market to you | No | We don't share |
| For non-affiliates to market to you | No | We don't share |

| Questions? | Call 1(800) 777-6472 with questions about this notice. Client service representatives are available Monday through Friday from 7:30 am to 7:00 pm CST. You may also go to www.ivyinvestments.com/privacy_policy. |
|---|---|
| | If we serve you through an investment professional, such as a registered representative of a broker-dealer or an investment adviser representative (each, a "financial advisor"), please contact them directly. Specific internet addresses, mailing addresses and telephone numbers are listed on your statements and other correspondence. |

| Who we are | |
|---|---|
| Who is providing this notice? | InvestEd Portfolios |
| | |

| What we do | |
|---|---|
| How does InvestEd Portfolios protect my personal information? | To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings. |
| How does InvestEd Portfolios collect my personal information? | We collect your personal information, for example, when you: |
| | • Give us your contact information or other personal information, |
| | • Open an account, or |
| | • Make deposits to an account or withdrawals from an account. |
| | We also collect your personal information from our affiliates. |
| | |

| | |
|---|---|
| Why can't I limit all sharing? | Federal law gives you the right to limit only: |
| | • Sharing for affiliates' everyday business purposes – information about your creditworthiness, |
| | • Affiliates from using your information to market to you, and |
| | • Sharing for non-affiliates to market to you. |
| | State laws and individual companies may give you additional rights to limit sharing. |
| | |
| **Definitions** | |
| Affiliates | Companies related by common ownership or control. They can be financial and nonfinancial companies. |
| | • *Affiliates of Ivy Funds include Waddell & Reed Services Company, Ivy Distributors, Inc., and Ivy Investment Management Company.* |
| Non-affiliates | Companies not related by common ownership or control. They can be financial and nonfinancial companies. |
| | • *Ivy Funds does not share your personal information with non-affiliates so they can market to you.* |
| Joint marketing | A formal agreement between non-affiliated financial companies that together market financial products or services to you. |
| | • *Ivy Funds does not jointly market.* |
| | |
| **Other important information** | |
| | If you own shares of InvestEd Portfolios in the name of a third party, such as a bank or a broker-dealer, the third party's privacy policy may apply to you in addition to ours. |
| | If you are working with a financial advisor, and the financial advisor leaves their firm and joins another non-affiliated broker-dealer or registered investment adviser, then the financial advisor may be permitted to use limited information to contact you. The information that the financial advisor may use is comprised of your name, address, email address, telephone number and account title. |

## Proxy Voting Guidelines

A description of the policies and procedures the underlying Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

## Proxy Voting Records

Information regarding how the InvestEd Portfolios and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

(UNAUDITED)

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found as an exhibit to the Trust's Form N-PORT. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Portfolios) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

• Call us at 888.923.3355.

• Write to us at the following address: WI Services Company, P.O. Box 219722, Kansas City, Missouri 64121-9722..

• Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

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# INVESTED PORTFOLIOS

InvestEd 90 Portfolio (formerly InvestEd Aggressive Portfolio)

InvestEd 80 Portfolio

InvestEd 70 Portfolio (formerly InvestEd Growth Portfolio)

InvestEd 60 Portfolio (formerly InvestEd Balanced Portfolio)

InvestEd 50 Portfolio

InvestEd 40 Portfolio (formerly InvestEd Conservative Portfolio)

InvestEd 30 Portfolio

InvestEd 20 Portfolio (formerly InvestEd Income Portfolio)

InvestEd 10 Portfolio

InvestEd 0 Portfolio (formerly InvestEd Fixed Income Portfolio)

1.888.923.3355

Visit us online at www.ivyinvestments.com

Before investing, investors should carefully consider the investment objectives, risks, charges and expenses of the IVY InvestEd[SM] 529 PLAN. This and other important information is contained in the IVY InvestEd[SM] 529 PLAN Program Overview, IVY InvestEd[SM] 529 PLAN Account Application, and the prospectuses, or if available, summary prospectuses, all of which may be obtained at ivyinvestments.com or from a financial advisor. Read them carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.



6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Ivy Distributors, Inc.

ANN-INVESTED (12/20)